Exhibit (1)

Description of

The Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is The Republic of Italy's Annual Report on Form 18-K ("Annual Report") under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

FORWARD-LOOKING STATEMENTS

As required by Form 18-K, The Republic of Italy's most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report, any amendments hereto and exhibits hereto contain or may contain budgetary papers or other forward-looking statements that are not historical facts, including statements about the Italian Government's beliefs and expectations for the forthcoming budget period. Forward-looking statements can generally be identified by the use of terms such as "will", "may", "could", "should", "would", "expect", "intend", "estimate", "anticipate", "believe", "continue", "project" or other similar terms. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, you should not rely on the information in those budgetary papers or forward-looking statements. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Annual Report, any amendments hereto and exhibits hereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.

TABLE OF CONTENTS

SUMMARY INFORMATION	1
Area and Population	4
Government and Political Parties	6
The European Union	8
Membership of International Organizations	10
THE ITALIAN ECONOMY	11
General	11
Measures to Address the Global Financial and Economic Crisis	14
EU Measures to Address the Eurocrisis	17
Gross Domestic Product	21
Principal Sectors of the Economy	23
Role of the Government in the Economy	24
Services	24
Employment and Labor	28
Prices and Wages	29
Social Welfare System	30
MONETARY SYSTEM	33
Monetary Policy	33
Exchange Rate Policy	37
Banking Regulation	37
Measures to assess the condition of Italian Banking System	43
Credit Allocation	44
Exchange Controls	44
THE EXTERNAL SECTOR OF THE ECONOMY	45
Foreign Trade	45
Geographic Distribution of Trade	46
Balance of Payments	48
Reserves and Exchange Rates	52
PUBLIC FINANCE	54
The Budget Process	54
European Economic and Monetary Union	55
Accounting Methodology	57
Measures of Fiscal Balance	57
The 2013 Economic and Financial Document	59
The Update of the 2013 Economic and Financial Document	60
The 2014 Economic and Financial Document	63
The Update of the 2014 Economic and Financial Document	65
Revenues and Expenditures	68
Expenditures	69
Revenues	70
Government Enterprises	71
PUBLIC DEBT	73
General	73
Summary of Internal Debt	75
Summary of External Debt	76
Debt Record	77
TABLES AND SUPPLEMENTARY INFORMATION	78

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Except as otherwise specified, all amounts are expressed in euro ("euro"). With the implementation of the third stage of the European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire ("lira" or "lire") was irrevocably fixed at Lit. 1,936.27 per €1.00. The euro was introduced as a physical currency on January 1, 2002 and on February 28, 2002 the lira ceased to be legal tender in Italy and was withdrawn from the financial system. See "External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate" for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

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Defined Terms and Conventions

We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product, or GDP, means the total value of products and services produced inside a country during the relevant period.

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Gross national product, or GNP, means GDP plus income earned by a country's nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

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Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union.

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The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. "Labor force" means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

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The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The European Union harmonized consumer price index ("HICP") is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

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Net borrowing, or government deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the EU Protocol on Excessive Deficit Procedure, which implements the European System of Accounts ("ESA95").

•	Net borrowing-to-GDP, or deficit-to-GDP, means the ratio of net borrowing or government deficit to nominal GDP.

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Debt-to-GDP means the ratio of public debt to nominal GDP. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

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Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Amounts included in this Annual Report are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables of this Annual Report may differ from the sum of the individual items in such tables due to rounding.

Information Sources

The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), in particular financial and demographic statistics for Italy published in the Annual Report of ISTAT dated May 28, 2014 and appendices thereto (together the "2014 ISTAT Annual Report") and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d'Italia, Italy's central bank) dated May 30, 2014 and appendices thereto (together the "2014 Bank of Italy Annual Report"). We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.

Certain other financial and statistical information contained in this Annual Report has been derived from other Italian Government sources, including the economic and financial document of 2014 (Documento di Economia e Finanza 2014), dated April 8, 2014 (the "2014 Economic and Financial Document"), which includes the 2014 stability programme (the "2014 Stability Programme") attached as Exhibit 2 to this Annual Report and the 2014 national reform programme (the "2014 National Reform Programme") attached as Exhibit 3 to this Annual Report, the update of the 2014 Economic and Financial Document (Nota di Aggiornamento del Documento di Economia e Finanza 2014), dated September 30, 2014 (the "Update of the 2014 Economic and Financial Document") attached as Exhibit 4 to this Annual Report, and the explanatory report of changes made to the Update of the 2014 Economic and Financial Document  (Relazione di Variazione alla Nota di Aggiornamento del Documento di Economia e Finanza 2014), dated October 28, 2014, filed by paper under cover of Form SE on February 19, 2015.

Revised National Accounts

In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. Since introducing the ESA95 accounting system, ISTAT has published revisions to the national system of accounts, including replacing its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. As a result of this change in methodology, all "real" revenue and expenditure figures included in this document differ from, and are not comparable to, data published in earlier documents filed by Italy with the United States Securities and Exchange Commission, or SEC, prior to March 12, 2007. Effective September 2014, ISTAT adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 introduced several changes to its predecessor ESA95, reflecting developments in the methodological and statistical tools widely used internationally to measure macroeconomic data. Unless otherwise provided in this Annual Report, Italy's GDP data for the years 2009 to 2013 were prepared in accordance with ESA95 accounting system. For additional information regarding Italy's accounting methodology, see "Public Finance—Accounting Methodology".

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All references herein to "Italy," the "State" or the "Republic" are to The Republic of Italy, all references herein to the "Government" are to the central Government of The Republic of Italy and all references to the "general government" are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the "Treasury" or the "Ministry of Economy and Finance" are interchangeable and refer to the same entity.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Annual report, any amendments hereto and annexes hereto.

Gross Domestic Product.  According to International Monetary Fund estimates, the economy of Italy, as measured by 2013 GDP (at current prices in U.S. dollars), is the ninth largest in the world. In 2013, Italy's real GDP decreased by 1.9 per cent, compared to a 2.4 per cent decrease in 2012. In the last ten years, Italy's GDP growth rate has generally been lower than the average GDP growth rate of the euro area. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. For additional information with respect to Italy's GDP, see "The Italian Economy—Gross Domestic Product". In order to address the financial and economic crisis, from 2008 up to 2014, the Government enacted legislation providing for measures aimed at stimulating the economy and stabilizing the Italian financial system. For additional information on the measures enacted by the Government to stimulate the economy and stabilize the Italian financial system, see "The Italian Economy", Exhibit 2—2014 Stability Programme and Exhibit 4—Update of the 2014 Economic and Financial Document.

The European Economic and Monetary Union.  Italy is a signatory of the Treaty on European Union of 1992, also known as the "Maastricht Treaty," which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the government deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member's old national currency into the euro was irrevocably fixed and the euro became legal tender. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. On January 4, 1999, the noon buying rate for the euro as reported by the European Central Bank (the "Noon Buying Rate") was €1 for US$1.1812. On December 31, 2014, the European Central Bank ("ECB") exchange reference rate was €1 for $1.2141. For additional information regarding the historic dollar/euro exchange rate, see "The External Sector of the Economy—Reserves and Exchange Rates".

Foreign Trade.   Over half of Italy's exports and imports involve other European Union countries. Italy's main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. From 2004 to 2011, Italy's trade balance recorded current account deficits. In 2013, Italy's trade balance was a surplus of approximately €30.4 billion, evidencing a significant increase over the surplus of €9.9 billion in 2012. The improvement reflected a further decrease in imports, specifically in the extractive industries.

Inflation.  In 2013, consumer prices in Italy increased at an annual rate of 1.3 per cent measured by the harmonized EU consumer price index (HICP), compared to 3.3 per cent in 2012. As of December 31, 2014, inflation in Italy was 0.2 per cent. Among other factors, disinflation was driven by a reduction in energy costs, which were lower than 2012 as a result of the prolonged weakness of domestic demand.

Public Finance.  Italy has historically experienced substantial government deficits and high public debt. Countries participating in the EMU are required to reduce "excessive deficits", adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the Maastricht Treaty in 2001 and each year during 2003-2006 and 2009-2011. Italy's deficit-to-GDP ratio was 3.0 per cent in 2012. As set out in the 2014 Economic and Financial Document, Italy's deficit-to-GDP ratio was 3.0 per cent in 2013 and its debt-to-GDP ratio (gross of euro area financial support) was 132.6 per cent in 2013. For additional information with respect to Italy's debt-to-GDP, see "The Italian Economy", "Public Finance", Exhibit 2—2014 Stability Programme and Exhibit 4—Update of the 2014 Economic and Financial Document.

The Italian Political System.  Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister's government is confirmed by Parliament. The general Parliamentary elections held on February 24 and 25, 2013 resulted in no party or coalition having a majority of both the Chamber of Deputies and the Senate. The center-left coalition, led by Il Partito Democratico, obtained the highest number of votes on a national level for the elections of the Chamber of Deputies and therefore was awarded the majority of seats in the Chamber of Deputies. No political party or coalition obtained an absolute majority of seats in the Senate. On April 24, 2013, President Giorgio Napolitano appointed Mr. Enrico Letta, a member of Il Partito Democratico, to form a new government and Mr. Enrico Letta was sworn in as Prime Minister on April 28, 2013. On February 14, 2014, Mr. Enrico Letta presented his resignation to President Giorgio Napolitano. President Giorgio Napolitano subsequently appointed Mr. Matteo Renzi as representative of Il Partito Democratico, to form a new government. Mr. Matteo Renzi was sworn in as Prime Minister on February 22, 2014. The new government, which was supported by a parliamentary vote of confidence on February 25, 2014, comprises members from and is supported by the following political parties: Il Partito Democratico, Scelta Civica, Unione di Centro, and Nuovo Centrodestra. On January 14, 2015, President Giorgio Napolitano resigned before the end of his term in 2020. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President.

2014 Developments.  Law Decree No. 16 of March 28, 2014 (converted into Law No. 80 of May 23, 2014) enacted a series of measures aimed at addressing issues connected with the shortage of affordable housing in several parts of the country (so-called Piano Casa). Among other things, the new legislation provided for: (i) a reduction from 15 per cent to 10 per cent in the flat tax rate for short-term lease agreements meeting certain requirements (affitti a canone concordato) from 2014 to 2017; (ii) an increase in the number of council estate housing; and (iii) additional measures for the development of residential housing.

Law Decree No. 66 of April 24, 2014 (converted into Law No. 89 of June 23, 2014) provided for a reduction in the taxable income of employees with annual gross earnings of up to €24,000. In addition, effective May 2014, the new legislation introduced certain tax deductions which resulted in a net salary increase of up to €80 euro per month for most workers.

Law Decree No. 90 of June 24, 2014 (converted into Law No. 114 of August 11, 2014) introduced a set of measures reforming the Italian Public Administration. These measures included: (i) employment termination programs for public administration employees who are at least 62 years old; (ii) the possibility for the public administration to transfer employees, without having to show cause, between different offices that are no more than 50 Km apart; (iii) a 20 per cent decrease in the salary cap that applies to board members of companies controlled by the public administration; and (iv) broader powers being granted to the chairman of the National Anti-Corruption Authority (Autorità Anticorruzione).

On August 29, 2014, the Government presented a plan to speed up the pace of the Italian justice system and break down bureaucratic obstacles. Key reforms included halving courts' summer holidays, facilitating out-of-court settlements and reinforcing fast-track procedures for company and family disputes. On August 29, 2014, the Government also introduced the "Unblock Italy Decree" (Decreto Sblocca Italia), intended to accelerate infrastructure projects, such as motorways between the southern cities of Naples and Bari and the Sicilian cities of Palermo, Messina and Catania, support the implementation of digital systems throughout the public administration, simplify bureaucracy and reduce red-tape regulations. These reforms were converted into law on September 12, 2014, through Law Decree No. 132/2014 and Law Decree No. 133/2014, respectively.

Law No. 183 of December 10, 2014 (the so-called Jobs Act) introduced a set of measures designed to improve the flexibility of Italy's labor market. Key objectives of the Jobs Act are: (i) a reduction in the number of short-term contracts; (ii) a simplification of Law No. 300 of May 20, 1970 (the so-called Workers Statute); and (iii) a review of the system of protections and safeguards, mainly for senior workers. Among other things, measures included new rules on short-term contracts and changes to Article 18 of the 1970 Workers Statute, which regulates the rights of employees of companies with a workforce of more than 15 units against unfair dismissal. Implementing regulation was adopted by the Government on December 24, 2014.

On December 23, 2014, the Italian Parliament approved the stability law for 2015 through Law No. 190 of December 23, 2014 and the budget law for 2015/2017 through Law No. 191 of December 23, 2014. The stability law for 2015 included measures aimed at cutting taxes on labor (cuneo fiscale) for both employers and employees, allowing employees to have part of their statutory severance pay (TFR) included in monthly paychecks, and facilitating permanent employment of new workers by waiving social security contributions for a period up to three years. In addition, the stability law for 2015 introduced certain changes to the pensions regime, including an increase in the taxation applicable to pension funds.

Rating of the Republic of Italy's Indebtedness.  As of the date hereof, the Republic of Italy's long-term credit is rated BBB- with negative outlook by Standard & Poor's, BBB+ with stable outlook by Fitch Ratings and Baa2 with stable outlook by Moody's.

REPUBLIC OF ITALY

Area and Population

Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy's total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

The following is a map of the European Union and the countries, including Italy, within the Euro area.

The following is a map of Italy.

Population. According to ISTAT data, as of December 31, 2013, Italy's resident population was estimated to be approximately 60.783 million, accounting for approximately 12.0 per cent of the EU population, compared to approximately 59.685 million as of January 1, 2013. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom.

 According to ISTAT data, as of December 31, 2013, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 21.0 million. As of the same date, northern and central Italy had a population of approximately 27.7 million and 12.1 million respectively.

As of January 1, 2013, the breakdown of the resident population by age group was as follows:

•	under 20	18.7%
•	20 to 39	24.3%
•	40 to 59	29.7%
•	60 and over	27.3%
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Source: ISTAT.

Italy's fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing.

Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of approximately 2.86 million as of December 31, 2013. The next largest cities are Milan, with a population of approximately 1.32 million, Naples, with approximately 0.99 million, and Turin, with approximately 0.90 million. Based on ISTAT data, as of December 31, 2012, population density was approximately 197.1 persons per square kilometer.

Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, in 2013, there were approximately 4.9 million foreigners holding permits to live in Italy, a 12.2 per cent increase from the previous year. Immigration legislation has been the subject of intense political debate since the early 1990s. Since 2002, Italy has tightened its immigration laws through Law No. 189 of July 30, 2002 (Legge Bossi-Fini), and in the past decade initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. In addition to measures aimed at controlling illegal immigration, the Government has also introduced measures aimed at regularizing the position of illegal immigrants, such as Legislative Decree No. 109 of July 16, 2012 and Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013). While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have approximately 0.3 million of foreigners living in Italy illegally.

Government and Political Parties

Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate share equally and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. President, Giorgio Napolitano was re-elected in April 2013 and resigned on January 14, 2015 before the end of his term in 2020. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and Council of Ministers answer to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

Political Parties. Following the dissolution of Il Popolo delle Libertá, the largest party of the center-right coalition, on November 16, 2013, the main political parties are: (i) Il Partito Democratico, a center-left political party led by Mr. Matteo Renzi, (ii) Forza Italia, a center-right political party led by Mr. Silvio Berlusconi; and (iii) the Movimento 5 Stelle, a non-aligned political party led by Mr. Giuseppe Piero Grillo. Other political parties include: Scelta Civica (led by Mr. Mario Monti), Unione di Centro (led by Mr. Pier Ferdinando Casini), Nuovo Centrodestra (led by Mr. Angelino Alfano), Lega Nord (led by Mr. Matteo Salvini), Sinistra Ecologia Libertà (led by Mr. Nichi Vendola), and Fratelli d'Italia - Alleanza Nazionale (led by Ms. Giorgia Meloni).

The general Parliamentary elections held in February 2013 resulted in no party or coalition having a majority of both the Chamber of Deputies and the Senate. The center-left coalition, led by Il Partito Democratico, obtained the highest number of votes on a national level for the elections of the Chamber of Deputies and therefore was awarded the majority of seats in the Chamber of Deputies. No political party or coalition obtained an absolute majority of seats in the Senate.

On April 24, 2013, President Giorgio Napolitano appointed Mr. Enrico Letta, a member of Il Partito Democratico, to form a new government and Mr. Enrico Letta was sworn in as Prime Minister on April 28, 2013. On February 14, 2014, Mr. Enrico Letta presented his resignation to President Giorgio Napolitano. President Giorgio Napolitano subsequently appointed Mr. Matteo Renzi as representative of Il Partito Democratico, to form a new government. Mr. Matteo Renzi was sworn in as Prime Minister on February 22, 2014. The new government, which was supported by a parliamentary vote of confidence on February 25, 2014, comprises members from and is supported by the following political parties: Il Partito Democratico, Scelta Civica, Unione di Centro, and Nuovo Centrodestra.

Elections. Except for a brief period, since Italy became a democratic republic in 1946, no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies and the Senate. In the Chamber of Deputies and in the Senate, the electorate votes for lists of candidates presented by the multiparty coalitions and individual parties. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multi-party coalitions and individual parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. Seats in the Senate are also awarded based on the number of votes obtained by each list, but the minimum percentage of the total votes to be attained by multi-party coalitions and individual parties is determined on a regional basis. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats in the Chamber of Deputies, it is automatically awarded as many seats as it needs to reach 340 seats in the Senate, the award for the winning coalition is determined on a regional basis. This modified voting system was utilized for the first time in the general elections in April 2006, and has resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties' coalitions with smaller parties.

Regional and Local Governments. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation that is designed to increase the fiscal autonomy of regional and local governments. The reform is expected to come fully into effect by 2016. Under the new system, lower levels of government will be able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. Under the new system, a "standard cost" for public services such as health, education, welfare and public transport will be determined to set budgets for local governments. A fund will be made available to local governments that incur budget deficits and convergence plans will be set up for local governments that record significant budget deficits in consecutive years.

The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d'Aosta) providing them with additional legislative and executive powers.

Referenda. An important feature of Italy's Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referenda cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 28 current members of the EU together with Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 507.4 million as of December 31, 2013.

The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: the Former Yugoslav Republic of Macedonia, Montenegro, Serbia, Iceland and Turkey.

EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

The Council of the EU. The Council of the EU, or the Council, is the EU's main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union's legislative function and promulgates:

•	regulations, which are EU laws directly applicable in Member States;

•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	makes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.

Decisions of the Council are made by vote. Each Member State's voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:

•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Croatia, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.

Generally, decisions of the Council are made by qualified majority, which is achieved if:

•	a majority of Member States (in certain cases, a two-thirds majority of Member States) approves the decision; and

•
a number of votes representing at least 73.9 per cent of all votes is cast in favor of the decision; in addition, any Member State may ask for confirmation that the votes in favor represent at least 62 per cent of the total population of the European Union.

Commencing on November 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, the voting rules for the EU Council will change, increasing the required majority to 55 per cent of Member States (72 per cent in certain cases) and 65 per cent of the population, and permitting four Member States to block a proposal.

The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions;

•	it shares budgetary authority with the Council and can therefore influence EU spending;

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

Following the election held in 2014, each Member State was allocated the following number of seats in Parliament:

Austria	18	Latvia	8
Belgium	21	Lithuania	11
Bulgaria	17	Luxembourg	6
Cyprus	6	Malta	6
Croatia	11	Netherlands	26
Czech Republic	21	Poland	51
Denmark	13	Portugal	21
Estonia	6	Romania	32
Finland	13	Slovakia	13
France	74	Slovenia	8
Germany	96	Spain	54
Greece	21	Sweden	20
Hungary	21	United Kingdom	73
Ireland	11
Italy	73	Total	751

The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 28 members, one appointed by each Member State for five year terms.

Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•
the Court of Auditors, which checks that all the European Union's revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union's financial institution, supporting EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

According to IMF data, the Italian economy, as measured by 2013 GDP (at current prices in U.S. dollars), is the ninth largest in the world after the United States, the People's Republic of China, Japan, Germany, France, the United Kingdom, Brazil and Russia.

The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or "real GDP," grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.

Italy's economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira's suspension from the Exchange Rate Mechanism in September 1992, led Italy's economy into recession in 1993. The economy recovered in 1994; however, Italy's GDP grew at a modest pace, an average of 1.6 per cent per year from 1996 through 1999, lagging behind those of other major European countries. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets, the slowness of the recovery in economic activity is due to shortcomings in the Italian productive economy that make it fragile in the new competitive environment. These deficiencies depend both on factors internal to firms, such as small size and the limitations of exclusive family control and on external factors, such as insufficient infrastructure, high tax rates combined with widespread tax evasion, an uncertain and complex regulatory framework and long administrative procedures.

Over the seven-year period from 2000 to 2007, average annual GDP growth in Italy equaled 1.5 per cent compared to the average annual GDP growth of the euro area of 2.5 per cent.

The table below shows the annual percentage change in real GDP growth for Italy and the EU, including Italy, for the period 2000 through 2007.

Annual Per Cent Change in Real GDP (2000-2007)

	2000	2001	2002	2003	2004	2005	2006	2007
Italy	3.7	1.9	0.5	0.0	1.7	0.9	2.2	1.7
EU(1)	3.9	2.1	1.3	1.5	2.6	2.2	3.4	3.2
_________________________
(1)	The EU represents the 28 countries participating in the European Union.

Source: Eurostat.

The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EU and in the EMU, including Italy, for the period 2008 through 2013.

Annual Per Cent Change in Real GDP (2008-2013)

	2008	2009	2010	2011	2012	2013
Italy	(1.2)	(5.5)	1.7	0.4	(2.4)	(1.9)
EU(1)	0.4	(4.5)	2.1	1.6	(0.4)	0.1
Euro area(2)	0.4	(4.4)	2.0	1.6	(0.7)	(0.4)
_________________________
(1)	The EU represents the 28 countries participating in the European Union.

(2)	The Euro area represents the 18 countries participating in the European Monetary Union.

Source: Bank of Italy and Eurostat.

In 2008, as a result of the global financial and economic crisis, Italy's real GDP decreased by 1.2 per cent mainly as a result of a steep decline in exports. Italy also recorded a decrease in domestic private consumption, largely attributable to the stagnation of Italian families' purchasing power (the rise in nominal salaries was offset by inflation) and increasing propensity to save, and a decrease in gross fixed investments, especially in machinery and equipment and real estate. The uncertainty resulting from the financial crisis and its long-term effects seriously affected consumer and business confidence and played a major role in the reduction of spending and investment.

In 2009, Italy's real GDP decreased by 5.5 per cent. A moderate recovery began in the second half of the year, mainly because of improved exports. In the same period, the industrial sector returned to moderate growth and the decline in the services sector came to a halt, but the decline in the construction sector continued. Private consumption remained weak. Spending on capital goods, although increasing slightly in the second half of 2009 in response to tax incentives for purchases of machinery and equipment, was dampened by spare capacity and uncertainty about growth. The decline in private consumption generally worsened, despite the measures introduced to support purchases of certain durable goods. Signs of an easing in the decline of the real property market appeared towards the end of 2009.

In 2010, the Italian economy grew and real GDP increased by 1.7 per cent compared to 2009. Domestic demand sustained the recovery. Private consumption contributed to the GDP growth by approximately 0.6 per cent, gross fixed investment contributed to the GDP growth by approximately 0.5 per cent and an increase in inventories contributed to the GDP growth by approximately 0.7 per cent. Net exports provided a negative contribution to GDP growth by approximately 0.4 per cent. The deterioration reflects the position on merchandise trade, which turned negative last year after being broadly in balance in 2009. It was largely due to only two sectors: energy raw materials, whose deficit grew mainly because of the rise in oil prices, and electronic apparatus, where the major factor was the significant increase in imports of photovoltaic cells.

In 2011, Italy's real GDP grew by 0.4 per cent compared to 2010. Private consumption contributed to GDP growth by 0.1 per cent and net exports contributed to GDP growth by 1.4 per cent while gross fixed investment negatively contributed to GDP growth by 0.4 per cent. The growth in merchandise exports in 2011 was mainly due to sales to non-EU countries, particularly sales of machinery and equipment, basic metals and other metal products. Good export performances were also recorded by traditional products, pharmaceuticals and electronic products.

In 2012, Italy's GDP decreased by 2.4 per cent compared to 2011. The decrease in Italian economic activity was largely due to the EU sovereign debt crisis. The resulting tightening of the credit market led to a decrease in private consumption of 3.9 per cent in 2012. Business investment was also affected by constraints in the credit market, resulting in a 8.0 per cent decrease in gross fixed investment. Similarly, imports recorded a 7.7 per cent decrease in 2012, which was partly offset by a 2.3 per cent increase in exports.

In 2013, Italy's GDP decreased by 1.9 per cent compared to 2012. The contraction of Italy's GDP, which began in the second quarter of 2011, continued through 2013 with the fourth quarter seeing a modest upturn in economic activity. The decrease in GDP was primarily due to a reduction in private consumption. Private consumption and disposable income fell in 2013 due, in part, to the increase in unemployment of 1.5 per cent from 2012. Investment was negatively affected by widespread uncertainty on the outlook for the economy. Consequently, gross fixed investment decreased to 17.4 per cent of GDP, a reduction of 4.7 percentage points from 2012, which was partly offset by an increase of 0.1 per cent in net exports of Italian goods and services. In addition, the external current account was in surplus for the first time since 2001 and accounted for 1.0 per cent of GDP.

The Government has historically experienced substantial government deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy's public debt. Countries participating in the European Economic and Monetary Union are required to reduce "excessive deficits" and adopt budgetary balance as a medium-term objective. For additional information on the budget and financial planning process, see "Public Finance—Measures of Fiscal Balance" and "Public Finance—Revenues and Expenditures."

A longstanding objective of the Government has been to control Italy's debt-to-GDP ratio. Italy's debt-to-GDP ratio increased in 2013 to 129.1 per cent net of euro area financial support and 132.6 per cent gross of euro area financial support, reflecting the gap of 5.7 points between the average cost of debt and the expansion of nominal GDP, which was partially offset by a primary surplus of 2.2 per cent. Excluding the financial support provided to EMU countries, the increase from 2012 was of 4.8 percentage points.

According to Italy's most recent projections, Italy's debt-to-GDP ratio is expected to begin to decrease in 2015 for the first time since 2007. In the period 2015-2017 debt-to-GDP is expected to contract by 10 percentage points to 125.1 per cent. By 2018 debt-to-GDP is expected to return to 2011 levels of 120.5 per cent. For additional information on Italy's forecasts for its debt-to-GDP ratio, see "Public Finance—The 2014 Economic and Financial Document", Exhibit 2—2014 Stability Programme and Exhibit 4—Update of the 2014 Economic and Financial Document.

Historically, Italy has had a high but declining savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country's citizens after providing for capital consumption (the replacement value of capital used up in the process of production). Private sector savings as a percentage of gross national disposable income averaged 19.6 per cent in the period from 1999 to 2008. Private sector savings as a percentage of gross national disposable income was 18.1 per cent in 2012 and 19.3 per cent in 2013. This increase was partially due to a contraction in private consumption. Because of the historically high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.  As of December 31, 2013, the internal debt and the external debt were 95.4 per cent and 4.6 per cent, respectively, of the total debt.

The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. The per capita GDP of southern Italy, also known as the Mezzogiorno, is significantly lower than that of the rest of Italy, recording a reduction in GDP of 4.0 per cent as opposed to a decrease in GDP in the North-West area of 0.6 per cent, a reduction of 1.5 per cent in the North-East, and a contraction by 1.8 per cent in the Centre of Italy. The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. For additional information on Italian employment, see "—Employment and Labor".

Inflation, as measured by the European Union harmonized consumer price index (HICP) was 1.3 per cent in 2013. For additional information on inflation, see "—Prices and Wages".

Measures to Address the Global Financial and Economic Crisis

Since 2009, the Government has acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds.

Measures adopted in 2009, 2010 and 2011

During the years 2009, 2010 and 2011, the Government adopted a series of measures aimed at increasing Government revenues, reducing Government spending, fighting tax evasion, sustaining the economic and financial growth of Italy, achieving the financing targets adopted by the EU and balancing the general government's budget. The main reforms adopted by the Government in those years were introduced by (i) Law No. 102 of August 3, 2009; (ii) Law No. 122 of July 31, 2010; (iii) Law No. 111 of July 15, 2011; and (iv) Law No. 148 of September 14, 2011.

The measures adopted by the Government in 2009, 2010 and 2011 consisted of, inter alia:

•
tax measures, including an increase in the ordinary value-added tax ("VAT") rate from 20 per cent to 21 per cent, an increase in the capital gains tax rate on financial instruments from 12.5 per cent to 20 per cent, with the exception of public debt instruments, which remain subject to a capital gains tax of 12.5 per cent and an additional 3 per cent tax on income exceeding €300,000;

•
reforms intended to reduce government spending, including Government expenditure cuts, streamlining general governmental structures, implementing a public spending review, reforming the tax and welfare systems and commencing the process to amend the Constitution to introduce a balanced budget rule;

•
measures to fight tax evasion, including a limit to permissible cash transactions by prohibiting cash transactions in amounts higher than €2,500 and imposing harsher penalties for the payment of professional services without proper invoicing; and

•	reforms to enhance potential growth, including a reduction of bureaucratic obstacles for business organizations and the allowance of more flexible labor contracts.

In November 2011, the Italian Parliament adopted the stability law for 2012 through Law No. 183 of November 12, 2011 and the budget law for 2012/2014 through Law No. 184 of November 12, 2011. These laws implemented several of the austerity measures previously adopted, including, among other things, reduced funding for Ministries, rules for disposing of public real estate and other measures to incentivize financial and economic growth and public deficit reduction. For additional information on the Italian budget and financial planning process, see "Public Finance—The Budget Process".

In December 2011, the Government enacted additional measures through Law No. 214 of December 22, 2011, which consisted of, inter alia:

•
tax measures, including a new real property tax (Imposta Municipale Unitaria or IMU) on real estate located in Italy, which will also be levied against primary residences (prima casa), further increases and adjustments to VAT rates and an increase of excise taxes on fuels;

•
reforms intended to reduce government spending, including changes to retirement eligibility requirements intended to align the retirement eligibility age with the average projected life span of the population and gradually equalize the retirement eligibility ages of both males and females;

•
measures to fight tax evasion, including strengthened investigative powers of tax authorities, new rules requiring financial intermediaries to transmit certain information with respect to customer accounts to the tax authorities and a further reduction in the size of permissible cash transactions to €1,000 or less; and

•
reforms to enhance potential growth, including the introduction of new incentives such as an economic growth aid (ACE) that provides for a reduction of income taxes that is proportionate to the notional yield of new capital invested in a business, a reduction of labor taxes (particularly with respect to women and young workers), the establishment of policies intended to increase the employment of women and young workers and the introduction of regulations aimed at liberalizing commerce.

Measures adopted in 2012

The Government continued adopting measures to address the global financial and economic crisis in 2012. In April 2012, Italy amended its Constitution to include a balanced budget requirement, pursuant to which the general government will be required to operate under balanced budgets beginning in fiscal year 2014. In addition, in September 2012, Italy announced its commitment to reach, within 2013, a balanced budget and reduce its public debt by increasing the primary surplus.

The main measures adopted by the Government in 2012 were introduced through (i) Law No. 27 of March 24, 2012; (ii) Law No. 35 of April 4, 2012; (iii) Law No. 92 of June 28, 2012; (iv) Law No. 134 of August 7, 2012; (v) Law No. 135 of August 7, 2012; and (vi) Law Decree No. 179 of October 18, 2012 (converted into law on December 17, 2012).

The measures adopted by the Government in 2012 consisted of, inter alia:

•	tax measures, including a deferral of the scheduled increase of the VAT rate;

•
reforms intended to reduce government spending, including reduced funding to political groups and political appointees at the regional level, a reduction of the number of regional counselors, increased financial controls, various measures intended to rationalize and streamline bureaucratic processes and administrative structures and the strengthening of centralized purchasing systems; and

•
reforms to enhance potential growth, including measures to foster the development and growth of companies engaged in the construction and management of infrastructure and other public works, eliminate bureaucratic obstacles for professionals and entrepreneurs, facilitate access to capital markets for non-listed companies, amendments to bankruptcy laws and civil procedure, new rules and incentives for start-up companies and measures aimed at reducing labor costs and attracting increased foreign direct investment.

On December 24, 2012, the Italian Parliament approved the stability law for 2013 through Law No. 228 of December 24, 2012 and approved the budget law for 2013/2015 through Law No. 229 of December 24, 2012, which includes measures aimed at achieving a structurally balanced budget in 2013 while increasing productivity, reducing public expenditure and intervening on certain tax regimes applicable to personal income and financial instruments. In addition, on the same date, the Italian Parliament enacted a law to implement the Constitutional balanced budget requirement through Law No. 243 of December 24, 2012 ("Law No. 243"). Law No. 243 will enter into force starting from fiscal year 2014.

Measures adopted in 2013

In 2013, the Government adopted a series of measures aimed at sustaining economic growth, employment and family savings in Italy, as well as intervening on certain social emergencies and consequences of natural disasters. The main measures adopted by the Government in 2013 were introduced through: (i) Law Decree No. 35 of April 8, 2013 (converted into Law No. 64 of June 6, 2013); (ii) Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013); (iii) Law Decree No. 54 of May 21, 2013 (converted into Law No. 85 of July 18, 2013); (iv) Law Decree No. 102 of August 31, 2013 (converted into Law No. 124 of October 28, 2013); (v) Law Decree No. 133 of November 30, 2013 (converted into Law No. 5 of January 29, 2014); (vi) Law Decree No. 63 of June 4, 2013 (converted into Law No. 90 of August 3, 2013); and (vii) Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013). For additional information on these reforms, see Exhibit 2—2014 Stability Programme and Exhibit 3—2014 National Reform Programme.

The measures adopted by the Government in 2013 consisted of, inter alia:

•	a series of measures aimed at allowing the public administration to accelerate the payments of certain trade payables (overdue as of December 31, 2012) in order to stimulate economic growth;

•
a new package of urgent measures aimed at stimulating the Italian economy, including, among other things, provisions aimed at facilitating access to credit by small and medium sized companies, measures aimed at developing infrastructure (such as the "European corridors" and certain railway services for approximately €2 billion), rules aimed at bureaucracy and tax simplification, rules aimed at enhancing the efficiency of the justice system, rules aimed at enhancing the digitalization of the public administration (the "Italian Digital Agenda") and measures concerning education;

•
a series of measures to waive the payment of the first and second instalments due on primary residences for IMU (Imposta Municipale Unitaria), with the exception of primary residences exceeding a certain value and meeting certain requirements;

•
measures to sustain domestic employment, including provisions aimed at financing social safety nets, extending the terms of employment of a number of employees in key areas of the public sector, and facilitating hiring of young workers on a permanent basis.

As a consequence of the fiscal measures adopted in 2012, on October 1, 2013, the VAT rate increased from 21 per cent to 22 per cent.

On December 23, 2013, the Italian Parliament approved the stability law for 2014 through Law No. 147 of December 23, 2013 and the budget law for 2014/2016 through Law No. 148 of December 23, 2013. The stability law for 2014 included measures aimed at sustaining economic growth and increasing employment through, inter alia, a decrease in taxes applicable to individuals and enterprises (including taxes on labor cost), several measures in the banking and insurance sectors, the allocation of financial resources to certain strategic investments (mainly infrastructure), and the reduction of public expenditure. Among other things, the stability law for 2014 introduced a new service tax to be levied by municipalities (Imposta Unica Comunale or IUC), which comprises a real estate property tax on primary residences and covers costs of certain services provided by local administrations, including waste management services and other public services.

Measures adopted in 2014

Law Decree No. 16 of March 28, 2014 (converted into Law No. 80 of May 23, 2014) enacted a series of measures aimed at addressing issues connected with the shortage of affordable housing in several parts of the country (so-called Piano Casa). Among other things, the new legislation provided for: (i) a reduction from 15 per cent to 10 per cent in the flat tax rate for short-term lease agreements meeting certain requirements (affitti a canone concordato) from 2014 to 2017; (ii) an increase in the number of council estate housing; and (iii) additional measures for the development of residential housing.

Law Decree No. 66 of April 24, 2014 (converted into Law No. 89 of June 23, 2014) provided for a reduction in the taxable income of employees with annual gross earnings of up to €24,000. In addition, effective May 2014, the new legislation introduced certain tax deductions which resulted in a net salary increase of up to €80 euro per month for most workers.

Law Decree No. 90 of June 24, 2014 (converted into Law No. 114 of August 11, 2014) introduced a set of measures reforming the Italian Public Administration. These measures included: (i) employment termination programs for public administration employees who are at least 62 years old; (ii) the possibility for the public administration to transfer employees, without having to show cause, between different offices that are no more than 50 Km apart; (iii) a 20 per cent decrease in the salary cap that applies to board members of companies controlled by the public administration; and (iv) broader powers being granted to the chairman of the National Anti-Corruption Authority (Autorità Anticorruzione).

On August 29, 2014, the Government presented a plan to speed up the pace of the Italian justice system and break down bureaucratic obstacles. Key reforms included halving courts' summer holidays, facilitating out-of-court settlements and reinforcing fast-track procedures for company and family disputes. On August 29, 2014, the Government also introduced the "Unblock Italy Decree" (Decreto Sblocca Italia), intended to accelerate infrastructure projects, such as motorways between the southern cities of Naples and Bari and the Sicilian cities of Palermo, Messina and Catania, support the implementation of digital systems throughout the public administration, simplify bureaucracy and reduce red-tape regulations. These reforms were converted into law on September 12, 2014, through Law Decree No. 132/2014 and Law Decree No. 133/2014, respectively.

Law No. 183 of December 10, 2014 (the so-called Jobs Act) introduced a set of measures designed to improve the flexibility of Italy's labor market. Key objectives of the Jobs Act are: (i) a reduction in the number of short-term contracts; (ii) a simplification of Law No. 300 of May 20, 1970 (the so-called Workers Statute); and (iii) a review of the system of protections and safeguards, mainly for senior workers. Among other things, measures included new rules on short-term contracts and changes to Article 18 of the 1970 Workers Statute, which regulates the rights of employees of companies with a workforce of more than 15 units against unfair dismissal. Implementing regulation was adopted by the Government on December 24, 2014.

On December 23, 2014, the Italian Parliament approved the stability law for 2015 through Law No. 190 of December 23, 2014 and the budget law for 2015/2017 through Law No. 191 of December 23, 2014. The stability law for 2015 included measures aimed at cutting taxes on labor (cuneo fiscale) for both employers and employees, allowing employees to have part of their statutory severance pay (TFR) included in monthly paychecks, and facilitating permanent employment of new workers by waiving social security contributions for a period up to three years. In addition, the stability law for 2015 introduced certain changes to the pensions regime, including an increase in the taxation applicable to pension funds.

EU Measures to Address the Eurocrisis

The global financial system began showing signs of disruption in the summer of 2007 and its condition quickly deteriorated following the bankruptcies of several major international financial institutions in the summer of 2008. Its condition continued to deteriorate and caused major disruptions in global financial markets, including unsustainably low levels of liquidity and funding sources (which resulted in high funding costs, historically high credit spreads, volatile and unsustainable capital markets and declining asset values). Many countries acted to combat deteriorating economic conditions, including borrowing in order to support troubled financial and other institutions and adopting other measures to stimulate their economies, which actions led to the credit ratings of various countries being reduced. The first economies to be directly affected were Iceland, Hungary and Latvia in 2008, followed by Greece, Ireland and Portugal in 2010, Spain and Italy in 2011, and Cyprus in 2012. Such reductions to sovereign credit ratings, compounded by the existing recessionary global economy, made it difficult, or in certain instances impossible, for many European countries to access the capital markets to satisfy their funding needs. Such difficulties led to further reductions in sovereign credit ratings and the need for such countries to receive financial support from third parties, including from other countries and the financial support mechanisms adopted by the European Union. In particular, beginning in 2008, Hungary, Latvia, Greece, Ireland, Portugal and Cyprus began receiving financial assistance in the form of direct and indirect loans from EU member states. Such conditions have persisted through the date of this Annual Report for Greece and Cyprus, while Hungary, Latvia, Ireland and Portugal successfully completed the EU-IMF financial assistance programme in November 2010, January 2012, December 2013 and June 2014, respectively, and are now subject to Post-Programme Surveillance (PPS) until at least 75 per cent of the financial assistance received (totaling €20 billion, €2.9 billion, €85 billion and €78 billion, respectively) has been repaid.

The Stability and Growth Pact and the Euro Plus Pact. In March 2011, the EU Council adopted measures to respond to the economic crisis, requiring all Member States to include a multi-annual consolidation plan including specific deficit, revenue and expenditure targets and an implementation strategy and timeline in their stability or convergence programmes prepared pursuant to their existing responsibilities under the Stability and Growth Pact of 1998. For additional information on the Stability and Growth Pact of 1998, see "Public Finance—European Economic and Monetary Union". Member States were also required to include structural reforms in their national reform programmes prepared in connection with the European Semester. For additional information on national reform programmes and the European Semester, see "Public Finance—The Budget Process".

In addition, an agreement named the Euro Plus Pact (the "Pact") was agreed to by the heads of government of the euro area and joined by Bulgaria, Denmark, Latvia, Lithuania, Poland and Romania (and remains open for other EU Member States to join). The Pact aimed at a closer coordination of policies for economic convergence and requires the heads of government to set common objectives in each chosen policy area and to make annual concrete national commitments. More specific objectives of the Pact are to stimulate competitiveness and employment, to enhance the sustainability of public finances and to reinforce financial stability. Italy has committed together with the other EU Member States to confirm and develop its economic policy based on the Pact and to conform and articulate its national political documentation and process based on the Pact. For additional information on Italy's budget and financial planning process, see "Public Finance—The Budget Process".

Financial Assistance to EU Member States. In early 2010, the EU member states began to take steps to provide financial assistance to troubled European Member States. As Greece slipped into a deep recession and came close to defaulting on financial obligations, in May of 2010 the EU provided, on a coordinated bilateral basis, a first round of loans to Greece for a total commitment of €80 billion to be disbursed over the period May 2010 through June 2013. This amount was eventually reduced by €2.7 billion, because Slovakia decided not to participate in the Greek loan facility agreement while Ireland and Portugal stepped down from the facility as they requested financial assistance themselves. At the same time, the International Monetary Fund (the "IMF") undertook to provide Greece with an additional €30 billion in loans under a stand-by arrangement. Of the total €107.3 billion of financial assistance, €72.8 billion were disbursed by March 2012, when the programme was superseded by a second round of financial support. Italy's portion of the total commitment under the first programme of financial assistance to Greece equaled €14.7 billion.

The EFSF. In June 2010, the EU member states created the European Financial Stability Facility (the "EFSF") whose objective is to preserve financial stability of Europe's monetary union by providing temporary assistance to euro area Member States. In order to fund any such assistance the EFSF has the capacity to issue bonds or other debt instruments in the financial markets. Such debt is guaranteed by each Member State on a several basis based on each Member State's participation in the ECB's share capital. Initially the extent of the guarantees (and therefore of the facility itself) was capped at €440 billion. Italy's participation in the EFSF is approximately 18 per cent. Pursuant to a ruling of Eurostat, financings granted by the EFSF cause an increase of public debt of the countries participating in the financing, based on their participation in the ECB's share capital.

The EFSF financings are combined with those from the European Financial Stabilization Mechanism (the "EFSM"), a €60 billion facility organized by the European Commission, and additional financings from the IMF. The EFSM allows the European Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State. All interest and loan principal is repaid by the beneficiary Member State via the European Commission. The EU budget guarantees the repayment of the bonds in case of the default by the borrower. The EFSF, EFSM and IMF can only act after a request for support is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. As a result, any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions. The EFSF and EFSM could only grant new financings until June 2013; after this date, only existing financings could be administered.

A set of measures designed to increase the EFSF's capacity were approved during the course of 2011: (a) the guarantees provided by the euro area countries were raised from €440 billion to €780 billion; (b) the facility was authorized to make purchases of Member States' government bonds in the primary and secondary markets; (c) it was authorized to take action under precautionary programmes and to finance the recapitalization of financial institutions; and (d) it was allowed to use the leverage options offered by granting partial risk protection on new government bond issues by euro area countries and/or by setting up one or more vehicles to raise funds from investors and financial institutions. In March 2012, Greece, having enacted the budget and other reform measures required by the EU, reached a further agreement with the European Commission, the ECB and IMF for a second round of financial support. The euro area Member States and the IMF committed the undisbursed amounts of the first programme plus an additional €130 billion over the period 2012 to 2014. This second round of financial support differed from the package Greece received in May 2010, in that it received loans from the EFSF rather than directly from Member States. As of the date of this Annual Report, under the second programme of financial assistance Greece has received approximately €141.9 billion and €12.0 billion from the EFSF and the IMF, respectively.

Also, following a request by Cyprus in June 2012, the European Commission, the ECB and IMF agreed to an economic adjustment programme with the Cypriot authorities on April 2, 2013. The financial package under this programme will cover up to €10 billion over the period 2013 to 2016, including €1 billion to be provided by the IMF. As of the date of this Annual Report, Cyprus has received approximately €4.5 billion.

The ESM. From July 2013, the European Stability Mechanism ("ESM"), a facility with lending capacity of €500 billion, has assumed the role of the EFSF and the EFSM. The ESM has a subscribed capital of €700 billion, of which €80 billion is in the form of paid-in capital provided by the euro area Member States and €620 billion as committed callable capital and guarantees from euro area Member States, who have committed to maintain a minimum 15 per cent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017. Italy's maximum commitment to the ESM is approximately €125.3 billion. The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis.

On February 2, 2012, a number of revisions were made to the treaty instituting the ESM. Its entry into force was brought forward by one year, to July 2012, and the voting rules were amended to allow decisions to be taken by a qualified majority of 85 per cent in certain circumstances. This majority rule can be invoked in place of the requirement of unanimous decisions if the European Commission and the ECB determine that financial assistance measures need to be taken urgently and in the interests of the euro area's financial and economic stability. Furthermore, as in the case of the EFSF, the ESM has additional means available to it to support countries in difficulty: it can purchase member countries' government bonds, both directly or on the secondary market, and is allowed greater flexibility in its direct purchases of government bonds; it can take action under precautionary programmes; and it can finance the recapitalization of financial institutions. Finally, in order to strengthen investors' confidence in the new arrangements, on March 30, 2012 the EU announced that the ESM's endowment capital would be paid up by 2014 instead of 2017 as originally planned. It was also agreed that as of July 2012 the ESM has become the main instrument for financing new support packages. The EFSF will continue to operate until existing financing arrangements terminate.

Open Market Operations. In 2009 and 2011, the Eurosystem launched two covered bond purchase programmes (the CBPP, which ended in June 2010, and CBPP2, which ended in October 2012). From May 2010 to February 2012, the ECB conducted interventions in debt markets under the Securities Markets Programme (SMP), which was terminated in September 2012. In August 2012, the ECB announced the possibility of conducting outright open market operations in secondary sovereign bond markets to safeguard an appropriate monetary policy transmission and preserve the singleness of its monetary policy. The technical features of such operations, named Outright Monetary Transactions, were announced in September 2012. In early October 2014, the ECB announced the details of an estimated two-year programme to purchase non-financial private sector asset-backed securities (ABSPP) in the Eurozone to facilitate new credit flows to the economy and to stimulate lending  under a new covered bond purchase programme (CBPP3). In late October 2014, the ECB announced that executing asset managers had been appointed.  Purchases under the ABSPP began in November 2014 following the approval by the Governing Council of a legal act on the implementation of the programme. On January 22, 2015, the ECB announced an expanded asset purchase programme comprising the ongoing purchase programmes for asset-backed securities (ABSPP) and covered bonds (CBPP3), and, as a new element, purchases of certain euro-denominated securities issued by euro area central governments, agencies and European institutions. Combined monthly purchases will amount to €60 billion, and are intended to be carried out until September 2016 or until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates close to 2% over the medium term.

Collective Action Clauses. Following recommendations of the International Monetary Fund and the release of a draft model form of collective action clause, Italy introduced a form of collective action clause into the documentation of all of its New York law governed bonds issued since June 16, 2003.

The rights of bondholders have generally been individual rather than collective. As a result of each bondholder having individual rights, the restructuring or amending of a bond would legally have to be negotiated with each bondholder individually and any one bondholder that did not agree with restructuring or amendment terms could refuse to accept such terms or "hold out" for better terms thereby delaying the restructuring or amendment process and potentially forcing an issuer into costly litigation. These risks increase as the bondholder base is more geographically dispersed or is comprised of both individual and institutional investors.

In an effort to minimize these risks, issuers began including so-called collective action clauses into their bond documentation. These collective action clauses are intended to minimize the risk that one or a few "hold out" bondholders delay a restructuring or amendment where a majority of the other bondholders favor the terms of the restructuring or amendment, by permitting a qualified majority of the bondholders to accept the terms and bind the entire bondholder base to such terms.

The treaty instituting the ESM, as revised on February 2, 2012 (and ratified by Italy through Law No. 116 of July 23, 2012), required that all new government debt securities with a maturity of more than one year, issued on or after January 1, 2013, include the same collective action clauses as other countries in the Eurozone (the "EU Collective Action Clauses"). These standardized clauses for all euro area Member States, as set out in the document "Common Terms of Reference" dated February 17, 2012 developed and agreed by the European Economic and Financial Committee (EFC) and published on the EU Commissions website, allow a qualified majority of creditors to agree on certain "reserved matter modifications" to the most important terms and conditions of the bonds of a single series (including the financial terms) that are binding for all the holders of the bonds of that series with either (i) the affirmative vote of the holders of at least 75 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding bonds of that series and the consent of the Issuer. The EU Collective Action Clauses also include an aggregation clause enabling a majority of bondholders across multiple bond issues to agree on certain "reserved matter modifications" to the most important terms and conditions of all outstanding series of bonds (including the financial terms) that are binding for the holders of all outstanding series of bonds with (1) either (i) the affirmative vote of all holders of at least 75 per cent represented at separate meetings or (ii) a written resolution signed by or on behalf of all holders of at least 66 2/3 per cent of the aggregate principal amount of all outstanding series of bonds (taken in the aggregate) and (2) either (i) the affirmative vote of the holders of more than 66 2/3 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of more than 50 per cent of the aggregate principal amount of each outstanding series of bonds (taken individually) and the consent of the Issuer (so called "Cross Series Modification Clauses"). Italy, as all EU member states, has included the EU Collective Action Clauses and the Cross Series Modification Clauses in the documentation of all new bonds issued since January 1, 2013. For additional information regarding Italy's implementation of EU Collective Action Clauses, see "Public Debt—Summary of External Debt".

Gross Domestic Product

In 2009, Italy's real GDP decreased by 5.5 per cent. A moderate recovery began in the second half of the year, mainly because of improved exports. In the same period, the industrial sector returned to moderate growth, the decline in the services sector came to a halt, but the decline in the construction sector continued.

In 2010, Italy's real GDP increased by 1.7 per cent (mainly due to the severely weakened international macro economy resulting from a combination of external forces), which was 0.1 per cent better than the official forecast.

In 2011, Italy's GDP grew by 0.4 per cent compared to 2010 (mainly due to the increase recorded in net exports).

In 2012, Italy's GDP decreased by 2.4 per cent compared to 2011. Private consumption negatively contributed to the GDP growth by 2.6 per cent and net exports contributed to GDP growth by 3.0 per cent while gross fixed investment negatively contributed to GDP growth by 1.5 per cent.

In 2013, Italy's GDP decreased by 1.9 per cent compared to 2012. The decrease in Italy's GDP began in the second quarter of 2011 and continued through 2013 with the fourth quarter seeing a modest upturn in economic activity. Italian economic activity was weighed down principally by the reduction in private sector consumption.

An improvement in the long-term outlook for recovery in GDP growth depends on the successful adoption of government-designed policies to:

•	promote investment in infrastructure and strategic geographic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.

The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP for the periods indicated.

GDP Summary(*)

	2009	2010	2011	2012	2013
Nominal GDP (€ in millions)	1,519,695	1,551,886	1,579,946	1,566,912	1,560,024
Real GDP (€ in millions)(1)	1,394,347	1,418,376	1,424,751	1,391,018	1,365,227
Real GDP % change	(5.5)	1.7	0.4	(2.4)	(1.9)
Population (in thousands)	60,340	60,626	59,433	59,394	59,685
_________________________
(*)
GDP data prepared in accordance with ESA95. Revised GDP data prepared in accordance with ESA2010 is as follows: (i) Nominal GDP (€ in millions): 1,573,665 for 2009, 1,605,694 for 2010, 1,638,857 for 2011, 1,628,004 for 2012, and 1,618,904 for 2013, respectively; (ii) Real GDP (€ in millions) at constant euro with purchasing power equal to the average for 2010: 1,578,690 for 2009, 1,605,694 for 2010, 1,615,117 for 2011, 1,578,493 for 2012, and 1,548,107 for 2013, respectively; and (iii) Real GDP % change: (5.5) for 2009, 1.7 for 2010, 0.6 for 2011, (2.3) for 2012, and 1.9 for 2013, respectively.

(1)	Constant euro with purchasing power equal to the average for 2005.

Source: Bank of Italy and ISTAT.

Private Sector Consumption. In 2013, private sector consumption in Italy decreased by 2.6 per cent compared to a 4.3 per cent decrease in 2012. In 2013, private sector consumption represented approximately 58.4 per cent of real GDP. The decrease in private sector consumption was primarily due to the unfavorable trend in employment and the general deterioration of the economic situation. All the main expenditure components decreased: purchases of durable goods and purchases of semi-durable goods, mainly clothing and footwear, decreased by 5.2 per cent, respectively, and consumption of non-durables declined by 3.4 per cent (of which spending on food declined by 3.1 per cent). Purchases of services slightly decreased by 1.2 per cent, after a 1.3 per cent decline in 2012, as spending on hotels and restaurants decreased by 2.3 per cent. Private sector consumption contributed negatively to real GDP growth by 1.6 per cent in 2013, compared to a negative contribution of 2.4 per cent in 2012.

Public Sector Consumption. In 2013, public sector consumption in Italy decreased by 0.8 per cent compared to a 2.6 per cent decrease in 2012. In 2013, public sector consumption represented approximately 21.1 per cent of real GDP. Public sector consumption contributed negatively to real GDP growth by 0.2 per cent in 2013, compared to a negative contribution of 0.5 per cent in 2012.

Gross Fixed Investment. In 2013, gross fixed investment in Italy decreased by 4.7 per cent compared to a 8.0 per cent decrease in 2012. In 2013, gross fixed investment represented approximately 17.0 per cent of real GDP. The decrease in gross fixed investment in 2013 reflected the continued decrease in expenditure for construction and machinery of 6.7 per cent and 6.3 per cent, respectively, which was partially offset by a 12.9 per cent increase in expenditure for transport. Gross fixed investment contributed negatively by 0.8 per cent in 2013, compared to a negative contribution of 1.5 per cent in 2012.

Net Exports. In 2013, exports of goods and services was substantially unchanged growing by 0.1 per cent in volume, with exports of goods increasing by approximately 0.2 per cent. Italy's world market share in 2013 slightly increased to 2.8 per cent at current prices and exchange rates from 2.7 per cent in 2012. Over the last four years, on average exports of Italian goods and services have grown faster than the potential demand for them (calculated as the weighted average of imports by volume of Italy's trading partners, weighted by their shares of Italian exports by value). Export growth, however, was negatively affected by a loss of competitiveness due primarily to the appreciation of the euro. In 2013, imports of goods and services decreased by 2.8 per cent, with imports of goods decreasing by approximately 3.3 per cent. For additional information on Italy's exports and imports, see "The External Sector of the Economy—Foreign Trade".

Strategic Infrastructure Projects. Italy's economic infrastructure is still significantly underdeveloped compared to other major European countries.

Italy adopted legislation in 2001 (the "Strategic Infrastructure Law") providing the Government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly in the Mezzogiorno. The Strategic Infrastructure Law is aimed at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government. From 1990 through 2010, general government investment expenditure averaged 2.4 per cent of GDP in Italy, just below the euro area average of 2.5 per cent. Italy's outlay was less than that of France (3.2 per cent) but more than that of Germany (1.9 per cent) and the United Kingdom (1.8 per cent).

General government expenditure for investments between 2000 and 2009 averaged 2.3 per cent of GDP, and in 2012 and 2013 it was 1.9 per cent and 1.7 per cent of GDP, respectively.

In 2013, Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013) enacted a new package of measures aimed at, inter alia, developing infrastructure (such as the European corridors and certain railway services) for approximately €2 billion. In addition, Law Decree No. 133 of September 12, 2014 (Decreto Sblocca Italia) introduced further measures promoting Italy's economic infrastructure by allocating part of the financial resources for some projects awaiting authorization and planning approval to projects that have already been finalized and approved, such as motorways between the southern cities of Naples and Bari and the Sicilian cities of Palermo, Messina and Catania.

Principal Sectors of the Economy

In 2013, value added decreased by 1.6 per cent compared to 2012. The decrease was mainly driven by a 5.9 per cent decrease in construction, a 3.2 per cent decrease in industry (of which manufacturing decreased by 3.1 per cent), and a 0.9 per cent decrease in services. The decrease in services was driven by a 3.1 per cent decrease in transport, storage and communications, a 2.2 per cent decrease in commerce, a 2.0 per cent decrease in hotels and restaurants, a 1.3 per cent decrease in healthcare and other social services, and a 1.0 per cent decrease in public administration. This was slightly offset by a 1.5 per cent increase in financial and monetary intermediation services, a 0.3 per cent increase in agriculture, fishing and forestry, and a 0.8 per cent and 0.4 per cent increase in domestic services and various services to families and businesses, respectively.

The following table sets forth value added by sector and the percentage of such sector of the total value added at purchasing power parity with 2005 prices.

Value Added by Sector(1)

	2009		2010		2011		2012		2013
	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total
Agriculture, fishing and forestry	28,007	2.2	27,952	2.2	28,105	2.2	26,908	2.1	26,980	2.2
Industry	230,422	18.4	244,266	19.1	247,946	19.3	240,500	19.1	232,792	18.8
of which: Manufacturing	198,986	15.9	214,249	16.8	217,861	17.0	210,230	16.7	203,609	16.5
Construction	73,300	5.8	71,018	5.6	67,837	5.3	64,034	5.1	60,235	4.9
Services	923,239	73.6	933,527	73.1	941,057	73.3	925,906	73.7	917,921	74.2
Commerce, repairs and goods for the home	132,276	10.5	139,370	10.9	143,389	11.2	138,526	11.0	135,453	11.0
Hotels and restaurants	53,867	4.3	54,228	4.2	54,675	4.3	54,121	4.3	53,058	4.3

	2009		2010		2011		2012		2013
	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total
Transport, storage and communications	130,844	10.4	132,089	10.3	131,466	10.2	126,137	10.0	122,186	9.9
Financial and monetary intermediation	75,759	6.0	79,027	6.2	81,608	6.4	82,202	6.5	83,471	6.7
Various services to families and businesses	268,457	21.4	267,105	20.9	268,031	20.9	264,391	21.0	265,476	21.5
Public administration	84,381	6.7	83,984	6.6	82,847	6.5	81,471	6.5	80,675	6.5
Education	61,258	4.9	60,941	4.8	61,020	4.8	61,276	4.9	61,216	4.9
Public health, social and personal services	72,721	5.8	72,768	5.7	73,732	5.7	73,287	5.8	72,353	5.8
Other public, social and personal services	30,182	2.4	30,792	2.4	31,418	2.4	31,320	2.5	30,693	2.5
Domestic services to families and civil unions	13,330	1.1	13,451	1.1	13,471	1.0	13,788	1.1	13,901	1.1
Value added at market prices	1,254,718	100.0	1,276,477	100.0	1,284,355	100.0	1,256,533	100.0	1,236,836	100.0
_________________________
(1)	Value added in this table is calculated by reference to prices of products and services, excluding any taxes on any such products.

Source: Bank of Italy.

Role of the Government in the Economy

Until the early 1990's, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992, the State exited the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. ("ENI") and ENEL S.p.A. ("ENEL")) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). For additional information on the role of the Government in the Italian economy, see "Monetary System—Banking Regulation—Structure of the Banking Industry" and "Public Finance—Government Enterprises".

Services

Transport. Italy's transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years, many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.

Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board ("ANAS") and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. ("Autostrade"), which was privatized in 1999.

Italy's railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. As of June 30, 2014, there were 24,299 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government.

In response to EU directives and the intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy's railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato Italiane S.p.A. ("FS"): (i) Trenitalia

S.p.A., managing the transportation services business; and (ii) Rete Ferroviaria Italiana S.p.A. ("RFI"), managing railway infrastructure components and the efficiency, safety and technological development of the network.

In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, FS, with greater autonomy over investment, decision-making and management. In 2013, FS's revenues amounted to €8,329 million compared to €8,228 million in 2012 and its net profit was of €460 million compared to €381 million in 2012.

Projects for the construction of new high-speed train systems (Treno ad alta velocità or "TAV") linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. The corridors of Milano-Bologna-Rome-Naples and Milano-Torino have been completed. Starting from the end of April 2012, Nuovo Trasporto Viaggiatori S.p.A. (NTV) brought competition to FS through "Italo", another high-speed train that started serving the Milano-Bologna-Rome-Naples corridor.

Alitalia, which used to be Italy's national airline, was sold in 2008 and as a result Italy no longer owns an interest in any air carrier.

Communications. In 1997, the Italian Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or "AGCOM"), consists of five members appointed by the Italian Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and is renewable.

Italy's telecommunications market is one of the largest in Europe. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. Telecom Italia Mobile (TIM) remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group), Wind, Fastweb, H3G and BT Italia.

Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers to households increased from 59.3 per cent in 2012 to 62.8 per cent in 2013, while the percentage of households having an internet connection increased from 55.5 per cent in 2012 to 60.7 per cent in 2013 and, of those having an internet connection, the percentage of households having a broadband connection increased from 48.6 per cent in 2012 to 98.7 per cent in 2013.

Tourism. Tourism is an important sector of the Italian economy. In 2013, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €12.8 billion. Spending by Italian tourists abroad in 2013 decreased by 1 per cent.

Financial Services. The percentage of domestic investment of households allocated to Italian shares and investment fund units amounted to approximately 26.5 per cent at the end of 2013, compared to 23.4 per cent in 2012. Historically, a significant portion of Italy's domestic investment has been in public debt.

 The general Italian share price index increased by 19 per cent in 2013 compared with an average increase of 21 per cent in the main euro-area index. In the first half of the year the share prices fluctuated reflecting both domestic and international tensions. From the end of June onwards, prices increased driven by strengthening signs of economic recovery.

Italian household indebtedness as a percentage of disposable income decreased slightly to 65 per cent at the end of 2013 from 66 per cent at the end of 2012. Lending to residents by banks operating in Italy, decreased by 1.3 per cent in 2013, compared to a decrease of 0.5 per cent in 2012, and an increase of 3.4 per cent in 2011. For additional information on the Italian banking system, see "Monetary System—Banking Regulation".

Manufacturing

In 2013, the manufacturing sector represented 15.5 per cent of GDP and 17.8 per cent of total employment. In 2013, value added in manufacturing decreased by 3.1 per cent from 2012, compared to a 3.5 per cent decrease in 2012 from 2011.

Italy has compensated for its lack of natural resources by specializing in transformation and processing industries. Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large manufacturing companies in Italy is small in comparison to other European Union countries. In 2013, the most significant companies included Fiat (automobiles and other transportation equipment), Finmeccanica (defense, aeronautics, helicopters and space), Riva (steel), Luxottica (eyeglasses), Pirelli (tires and industrial rubber products), Barilla (food), and Ferrero (food). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.

Much of Italy's industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are especially active in light industries (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts. Various government programs (in addition to EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

Traditionally, investments in research and development ("R&D") have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry's persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.27 per cent of GDP in 2012 (the most recent year for which data is available), compared to 2.92 per cent in Germany and 2.06 per cent in the EU.

The following table shows the growth by sector of indexed industrial production for the years indicated.

Industrial Production by Sector (Index: 2010 = 100)

	2009	2010	2011	2012	2013
Food and tobacco	98.1	100	98.1	97.5	96.5
Textiles, clothing and leather	94.3	100	96.4	89.2	86.8
Wood, paper and printing	98.4	100	97.9	89.0	84.3
Coke and refinery	96.7	100	96.1	90.4	80.2
Chemical products	92.8	100	96.1	91.3	89.6
Pharmaceutical products	98.8	100	100.6	99.8	104.8

	2009	2010	2011	2012	2013
Rubber, plastic materials and non-ferrous minerals	97.7	100	100.1	91.3	87.8
Metals and ferrous products	91.0	100	104.5	96.3	95.0
Electronic and optic materials	92.6	100	96.8	87.7	86.1
Electric appliances for households	87.5	100	94.8	83.6	84.2
Machinery and equipment	85.6	100	108.1	104.8	99.3
Transport means	94.5	100	98.6	87.6	83.5
Other industrial products	91.2	100	102.6	93.8	88.5
Aggregate Index	93.3	100	100.7	94.1	91.3
_________________________
Source: Bank of Italy.

Energy Consumption

Energy consumption, measured in terms of millions of tons of oil equivalent, or "MTOE", decreased by 3.0 per cent in 2013 compared to a decrease of 3.5 per cent in 2012. In 2013 (in MTOE), oil represented 34.5 per cent of Italy's energy consumption compared to 35.3 per cent in 2012, natural gas represented 33.6 per cent of Italy's energy consumption compared to 34.8 per cent in 2012, renewable energy resources represented 18.0 per cent of Italy's energy consumption compared to 15.1 per cent in 2012, solid combustibles represented 8.5 per cent of Italy's energy consumption compared to 9.4 per cent in 2012, and net imported electricity represented 5.4 per cent of Italy's energy consumption compared to 5.4 per cent in 2012. In 2013, Italy's production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented over 13 per cent of the national energy consumption; the remaining approximately 87 per cent was represented by imports, mainly of oil and natural gas.

The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l'Energia Elettrica e il Gas) regulates electricity and natural gas activities, with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy's domestic energy industry includes several major companies in which the Government holds an interest.

ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of January 2, 2015, the Ministry of Economy and Finance held approximately 3.93 per cent of the share capital of ENI directly and 26.37 per cent through Cassa Depositi e Prestiti S.p.A. ("CDP"). ENI is a profitable public company and pays dividends regularly.

ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of January 2, 2015, the Ministry of Economy and Finance held approximately 31.24 per cent of ENEL's share capital directly. ENEL is a profitable public company and pays dividends regularly.

CDP is a privately held corporation in which the Ministry of Economy and Finance owns approximately 80.1 per cent of the share capital. CDP is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. For additional information regarding CDP, see "Public Debt—Public Debt Management". As of January 2, 2015, CDP also holds approximately 29.85 per cent of the share capital of Terna S.p.A. ("Terna"). Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy's national electricity grid.

Construction

In 2013, construction represented 5.6 per cent of GDP and 6.6 per cent of total employment. Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation), continued to contract in all sectors of the economy, although contraction was less pronounced in the residential sector. Housing transactions, which had declined by over 25 per cent during the recession, continued to decrease by 9.2 per cent, though less sharply than in 2012. House prices decreased by 5.6 per cent; in real terms the decline was 6.9 per cent net of consumer price inflation. Investment in non-residential construction decreased by 7.8 per cent in 2013, continuing the downtrend under way since 2007, partly due to the decrease in government funded construction projects as a result of budgetary constraints.

Agriculture, Fishing and Forestry

In 2013, agriculture, fishing and forestry increased by 0.3 per cent compared to 2012 and accounted for 2.1 per cent of GDP and 3.7 per cent of total employment. Agriculture's share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy's average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeastern plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

General. Job creation has been and continues to be a key objective of the Government. Employment, as measured by the average number of standard labor units employed during the year, decreased by approximately 1.9 per cent in 2013 after decreasing by 1.1 per cent in 2012. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.

The unemployment rate in Italy increased to 12.2 per cent in 2013 from 10.7 per cent in 2012. In the euro area, the average unemployment rate was 12.0 per cent in 2013 compared to 11.3 per cent in 2012. The participation rate (i.e. the rate of employment for the Italian population between the ages of 15 and 64) was 63.5 per cent in 2013 compared to 63.7 per cent in 2012.

The following table shows the change in total employment, labor market participation rate and unemployment rate for each of the periods indicated.

Employment

	2009	2010	2011	2012	2013
Employment in standard labor units (% on prior year)	(2.9)	(0.7)	0.1	(1.1)	(1.9)
Participation rate (%)(1)	62.4	62.2	62.2	63.7	63.5
Unemployment rate (%)(2)	7.8	8.4	8.4	10.7	12.2
_________________________
(1)	Participation rate is the rate of employment for the population between the ages of 15 and 64.

(2)	Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Bank of Italy.

Employment by sector. In 2013, approximately 70.6 per cent were employed in the service sector, 19.1 per cent were employed in the industrial sector (excluding construction), 6.6 per cent were employed in the construction sector and 3.7 per cent were employed in the agriculture, fishing and forestry sector.

Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy. In 2013, unemployment in the South increased by 2.6 per cent as opposed to 1.1 per cent in the Centre and the North. The number of persons employed fell in all parts of the country and sectors, but mostly in the South (4.6 per cent, against 1.2 per cent in the Centre and North). In 2013, the unemployment rate of females in Italy was 13.1 per cent, an increase of 1.3 per cent compared to 2012. In 2013, the unemployment rate of males in Italy decreased by 1.7 per cent compared to 2012. The participation rate of women increased by 0.1 per cent in 2013 to 53.6, while the participation rate of men decreased by 0.5 per cent to 73.4 per cent.

Employment of the population between the ages 15-24. The unemployment rate of the population in Italy aged 15-24 increased by 4.7 per cent from 2012, reaching 40.0 per cent in 2013, nearly double the rate in 2008 of 21.3 per cent. The unemployment rate of the population aged 15-24 in the euro area increased from 21.5 per cent in 2011 to 23.0 per cent in 2012, reaching 23.5 per cent in 2013.

The following table shows the unemployment rate of the population between ages of 15-24 in Italy and the euro area for the periods provided.

Unemployment of the Population aged 15-24 (2009-2013)

	2009	2010	2011	2012	2013
Italy	25.4	27.8	29.1	35.3	40.0
Euro area(1)	20.1	21.1	21.5	23.0	23.5
_________________________
(1)	The EU area represents the 28 countries participating in the European Union.

Source: Eurostat and ISTAT.

Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment. For additional information on these measures and incentives, see Exhibit 2—2014 Stability Programme and Exhibit 3—2014 National Reform Programme.

Through the Cassa Integrazione Guadagni ("CIG"), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector that are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable to up to 36 months for workers nearing retirement age. In 2013, the number of hours of work paid through CIG decreased by 1.4 per cent compared to 2012. As in previous years, protracted uncertainty prompted firms to take the precaution of applying for more hours than they actually used. Nevertheless, in 2013 firms used about half of the total benefit hours authorized by the Istituto Nazionale Previdenza Sociale ("INPS"), in line with previous years.

Prices and Wages

Wages. Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with lower productivity levels.

Following the 1.6 per cent drop in 2012, real earnings remained substantially unchanged in 2013, increasing by 0.1 per cent. Since the start of the recession in 2008, real hourly earnings have decreased by 1.3 per cent. In the private sector, nominal earnings increased by 1.9 per cent, with a larger increase for those employed in the industry sector as opposed to services. In the public sector, nominal wages remained stable due to the freeze in both collective bargaining and seniority increments. Since the start of the recession in 2008, real hourly earnings have declined by 1.3 per cent. Unit labor costs decreased by 1.0 per cent in 2013 after increasing by 2.0 per cent in 2012. In

2013, unit labor costs rose by 3.9 per cent in industry excluding construction and rose by 1.4 per cent in the private sector.

Prices. The European Union harmonized consumer price index (HICP) reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2013, the inflation rate in the euro area, as measured by the European Union harmonized consumer price index (HICP), was 1.3 per cent in 2013 compared to 2.5 per cent in 2012. Since Italy's entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. For additional information on monetary policy in the euro zone, see "Monetary System—Monetary Policy".

Inflation in Italy, as measured by the European Union harmonized consumer price index (HICP), decreased to an average of 1.3 per cent from 3.3 per cent in 2012. As of December 31, 2014, inflation in Italy was 0.2 per cent. Among other factors, the decrease in inflation was driven by a reduction in energy costs, which were lower than 2012 as a result of the prolonged weakness of domestic demand. In addition, the average increase in the price of goods and services contracted from 2.0 per cent in the first half of 2012 to 0.6 per cent in the first four months of 2014, and from 2.4 in the first half of 2012 to 1.1 per cent in the first four months of 2014, respectively.

The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages (in %)

	2009	2010	2011	2012	2013
Cost of Living Index(1)	0.7	1.6	2.7	3.0	1.1
EU Harmonized Consumer Price Index(1)	0.8	1.6	2.9	3.3	1.3
Core Inflation Index(2)	1.6	1.5	1.3	1.7	1.1
Change in unit labor cost(3)	4.4	(0.1)	0.6	2.0	1.0
_________________________
(1)
The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(3)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Bank of Italy.

Social Welfare System

Italy has a comprehensive social welfare system, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues. They represent the largest single government expenditure. For additional information on Government revenues and expenditures, see "Public Finance—Revenues and Expenditures".

Social benefits in cash include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies, INPS and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro ("INAIL"), provide old-age pensions and temporary and permanent disability compensation for all government employees and employees of the private sector and their qualified dependents, as well as coverage for accidents in the workplace or permanent disability as a consequence of employment. In 2013, INAIL provided 21 million pensions to 15.8 million beneficiaries, totaling disbursements for approximately €266 billion.

Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy's aging population. Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. The Government adopted additional pension reforms in 1995, 2004 and 2007. Then in each of 2009, 2010 and 2011, the Government adopted further reforms of the pension system.

•
In July 2009, the Italian Parliament adopted a law to equalize the pension age of men and women in the public sector. This law gradually raised the retirement age of women employed in the public sector from 60 to 65. The reform provided that from 2010, the retirement age of women would increase to 61, and then it would increase by one year every two years until 2018. The law also contemplated a revision every five years with effect from 2015 to the retirement age of men and women in both the public and private sectors, in order to reflect any increase in the average life expectancy calculated by ISTAT.

•
Law Decree No. 78 of 2010 increased the age requirement for women working in the public sector from 60 in 2009 to 61 years for 2010-2011 and set 2012 as the year that the retirement age for men and women working in the public sector will converge at 65. Law Decree No. 78 of 2010 allowed for early retirement when (i) a person has made pension contributions for at least 40 years (without regard to the person's age) or (ii) when a person has made pension contributions for at least 35 years and is at least 60 years old as of 2010 or 62 years old as of 2013 in the case of employees, or 61 years old as of 2010 or 63 years old as of 2013 in the case of self-employed individuals. Law Decree No. 78 of 2010 required that age requirements be adjusted every three years consistent with changes to the average life expectancy at the age of 65 as determined by ISTAT.

•
Law Decree No. 98 of 2011 and Law Decree No. 138 of 2011 further increased age requirements. From 2014, the age requirement of women working in the private sector will be gradually increased from 60 to 65 so as to align it with that of men by 2026. For pensioners seeking early retirement that have made 40 years of pension contributions, regardless of age requirements, new measures establish a further postponement of receiving early retirement benefits.

•
Effective January 1, 2012, Law Decree No. 201 of December 6, 2011 (converted into Law No. 214 of December 22, 2011) introduced significant changes to the Italian pension system, contributing to improving the system's sustainability in the medium to long-term and guaranteeing greater equity among generations. Subject to a number of exceptions, the reform, among other things: (i) gradually increased the age requirement for retirement, providing for the retirement age of women to equal the retirement age of men by 2018; (ii) simplified the pension system by terminating the possibility to opt for an early retirement based on annual contributions only (i.e., age has become a mandatory requirement for retirement, subject to certain parameters); and (iii) required all newly granted pension benefits to be calculated through a contribution scheme, to be adjusted in accordance with certain standards.

Law No. 92 of June 28, 2012 and Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013) subsequently included additional reforms with a view to contributing to the economic and social development of Italy and stimulating competitiveness and job creation. The most significant of these reforms include:

•
the reform of employment termination programs (ammortizzatori sociali). Starting from January 1, 2013, the Social Insurance for Labor (Assicurazione Sociale per l'Impiego) will begin to provide to workers that have lost their jobs certain unemployment benefits (indennità di disoccupazione), subject to certain conditions;

•	provisions designed to increase flexibility of the labor market by introducing new circumstances under which employers will be able to make employees redundant;

•
amendments to certain types of employment contracts (e.g., fixed duration and apprenticeship/training employment contracts) in order to contribute to increased job creation, particularly for the younger population; and

•	the reorganization of labor court procedures, in order to reduce the duration of trials.

The following table shows estimated public expenditure for pensions as a percentage of GDP based on the implementation of the various reforms described above.

Estimated Pension Expenditure (as a % of GDP)

	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060
Current Legislation	14.8	16.0	15.6	15.3	15.1	15.2	15.3	15.4	14.9	14.3	13.7
_________________________
Source: Ministry of Economy and Finance.

MONETARY SYSTEM

The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

Monetary Policy

The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia and Latvia adopted the euro beginning on January 1, 2011 and January 1, 2014, respectively. Lithuania joined the Eurozone and adopted the euro on January 1, 2015.

The European System of Central Banks ("ESCB") consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the 18 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, Croatia, the Czech Republic, Denmark, Hungary, Lithuania, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 18-country Eurosystem and the 28-country ESCB. The ten national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

•
defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.

The ESCB is governed by the decision-making bodies of the ECB which are:

•
the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council and managing the day-to-day business of the ECB;

•
the Governing Council, composed of the six members of the Executive Board and the governors of the 18 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area's monetary policy; and

•
the General Council, composed of the President and the Vice-President of the ECB and the governors of the 28 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.

The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States that have adopted the euro, pro-rated to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 1, 2014, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €7.6 billion.

On December 16, 2010, the ECB decided to increase its subscribed capital to the current amount, following an assessment of the adequacy of statutory capital conducted in 2009. The capital increase was deemed appropriate by the ECB in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk. At January 1, 2014, the Bank of Italy had subscribed for approximately €1.3 billion, fully paid up, based on the capital key used to calculate each of the euro area national central banks' subscription to the capital of the ECB, which in the case of Italy is equal to 12.3 per cent.

The Bank of Italy. The Bank of Italy, founded in 1893, is the banker to the Treasury and had historically been the lender of last resort for Italian banks prior to the onset of the European sovereign debt crisis in 2009. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. At March 2014, the Bank of Italy had assets of approximately €555 billion, held gold in the amount of approximately €73.9 billion (including gold receivables) and reserves of approximately €23.5 billion.

The ECB's Monetary Policy. The primary objective of the ESCB is to preserve the euro's purchasing power and consequently to maintain price stability in the euro area. In October 1998, the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the European Union harmonized consumer price index (HICP) for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB: monetary analysis and economic analysis.

The first pillar, monetary analysis, focuses on a longer term horizon than the economic analysis. It mainly serves as a means of cross-checking, from a medium to long-term perspective, the short to medium-term indications for monetary policy coming from the economic analysis. Monetary analysis assigns a prominent role to money supply, the growth rate of which is measured through three monetary aggregates, a narrow monetary aggregate (M1), an intermediate monetary aggregate (M2) and a broad monetary aggregate (M3). These aggregates differ with regard to the degree of liquidity of the assets they include. M1 comprises currency (banknotes and coins) and overnight deposits, which can immediately be converted into currency or used for cashless payments. M2 comprises M1 and deposits with an agreed maturity of up to and including two years or redeemable at a period of notice of up to and including three months. These deposits can be converted into M1 components, subject to certain restrictions such as the need for advance notice, penalties and fees. M3 comprises M2 as well as repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. These additional instruments have a higher degree of liquidity and price certainty, which make them close substitutes for deposits. As a result, M3 is less affected by substitution between various liquid asset categories and is more stable than narrower (M1 and M2) money.

In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including developments in overall output, demand and labor market conditions, a broad range of price and cost indicators, fiscal policy and the balance of payments for the euro area as well as the production and review of macroeconomic projections.

Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

The ECB's monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

ECB Money Supply and Credit. In 2008, as a result of lower interest rates and investor preference for liquid assets, the growth in the M3 money supply in the euro area diminished steadily to a twelve-month rate of 5.1 per cent in March 2009. In 2009, the twelve-month rate of growth in the M3 monetary aggregate diminished steadily and from the final part of the year was negative for the first time since the launch of the third phase of European Monetary Union (-0.3 per cent in December and -0.1 per cent in March 2010, compared with 7.6 per cent growth at the end of 2008). The slowdown reflected reallocation from the less liquid monetary assets included in M3 towards long-term securities in a context characterized by a steep yield curve. Households gradually reduced the rate at which they were accumulating deposits included in M3, while non-financial companies began rebuilding reserves of liquidity from the second half onwards, in concomitance with the gradual improvement in the economic outlook. The M3 growth rate declined to 1.7 per cent in December 2010. The twelve-month rate of growth of bank loans to the private sector, which held steady at around 2.8 per cent through October 2011, fell rapidly in the last two months of the year to 1.3 per cent in December 2011 and remained at that level in the first quarter of 2012 (1.2 per cent in March 2012). This pattern reflects the trend in lending to households and above all to non-financial corporations, whose three-month growth rate began declining rapidly in the third quarter of 2011 and turned negative in December 2011 (-2.5 per cent on a seasonally adjusted annual basis) before recovering in March 2012. The three-month rate of growth of loans to households also diminished in the course of 2011 but remained positive (1.3 per cent in December 2011).

The twelve-month rate of growth in M3 money was modest throughout 2011, falling to 1.5 per cent in December 2011. The persistently slow expansion of the money supply reflects the contraction in the countries that were most severely affected by financial tensions, with declining bank deposits of firms as credit conditions tightened, a reduction in collateralized interbank transactions through central counterparties and, in some countries, a shift of funds from monetary to other financial assets. In those countries least affected by the financial crisis, however, M3 expanded.

The behavior of the broad monetary aggregate M3 and of its components during 2012 was affected by the weakness of economic activity and by portfolio shifts in response to the decline in yields. M3's rate of expansion increased, though remaining moderate (3.5 per cent in December, as against 1.6 per cent at the end of 2011). The acceleration chiefly involved very-short-term deposits, whose growth was sustained by a strong preference for liquidity on the part of all money-holding sectors in a setting of low interest rates and acute uncertainty in the financial markets. The disparity of national contributions to the growth of euro-area M3 diminished markedly in the final part of 2012, due to the gradual recovery in the money supply in the countries most exposed to the crisis, where it had contracted sharply in the preceding months.

M3's growth slowed down considerably in 2013 to 1.0 per cent and continued at that pace in the first quarter of 2014 (1.1 per cent in March 2014), reflecting a shift towards investments in securities with a higher yield than monetary deposits and other components of M3. The impact of these factors on the money supply was only partially offset by an increase of liquid assets comprised in M1 and flows of foreign capital into euro-area financial assets.

ECB Interest Rates. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008 and the Governing Council raised interest rates on several occasions during 2006, 2007 and 2008, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 4.25 per cent, 5.25 per cent and 3.25 per cent, respectively, in July 2008. During the last quarter of 2008 and the first half of 2009, as a result of the crisis in the banking system, the recession in the global economy and diminishing inflation, the Governing Council reduced interest rates on several occasions, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.00 per cent, 1.75 per cent and 0.25 per cent, respectively, in May 2009. In April 2011 and again in July 2011, the Governing Council, having considered that the pace of monetary expansion was gradually recovering, while monetary liquidity remained ample and could accommodate price pressures, lowered the interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.50 per cent, 2.25 per cent and 0.75 per cent, respectively. In November 2011, December 2011, July 2012 and again in May 2013, the Governing Council lowered the interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 0.50 per cent, 1.00 per cent and 0.00 per cent, respectively. The Governing Council explained that these reductions in key ECB interest rates were the result of inflationary pressures dampening further as several of the previously identified downside risks to the euro area growth outlook materialized. In November 2013, the Governing Council decided to decrease the interest rate on the main refinancing operations by 25 basis points to 0.25 per cent. The interest rate on the marginal lending facility decreased by 25 basis points to 0.75 per cent and the interest rate on the deposit facility remained unchanged at 0.00 per cent. The Governing Council explained that this decision was taken in order to accommodate a weaker than expected Eurozone and to maintain the ECB's target of keeping inflation below but close to 2 per cent. In June 2014, the Governing Council introduced a negative deposit facility interest rate, and cut the interest rate on deposit facilities to (0.10) per cent. The benchmark rate decreased to 0.15 per cent and the marginal lending rate decreased to 0.40 per cent. The Governing Council explained that a reduction of all three rates was necessary to maintain a functioning money market and encourage commercial banks to lend to each other. The reduction in rates was part of a combination of measures designed to ensure price stability and sustainable growth over the medium term. In September 2014, the Governing Council took additional action to counter deflation by further reducing interest rates by 10 basis points, lowering the deposit rate to 0.02 per cent, the refinancing rate to 0.05 per cent and the marginal lending rate to 0.30 per cent.

The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from 2008 to the date of this Annual Report.

		Main Refinancing Operations
Effective date	Deposit Facility % interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility % interest rate
2008
July 9	3.25	—	4.25	5.25
October 8	2.75	—	—	4.75
October 9	3.25	—	—	4.25
October 15	3.25	3.75	—	4.25
November 12	2.75	3.25	—	3.75
December 10	2.00	2.50	—	3.00

		Main Refinancing Operations
Effective date	Deposit Facility % interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility % interest rate
2009
January 21	1.00	2.00	—	3.00
March 11	0.50	1.50	—	2.50
April 8	0.25	1.25	—	2.25
May 13	0.25	1.00	—	1.75
2010
—	—	—	—	—
2011
April 13	0.50	1.25	—	2.00
July 13	0.75	1.50	—	2.25
November 9	0.50	1.25	—	2.00
December 14	0.25	1.00		1.75
2012
July 11	0.00	0.75	—	1.50
2013
May 8	0.00	0.50	—	1.00
November 13	0.00	0.25	—	0.75

2014
June 11	-0.10	0.15	—	0.40
September 10	-0.20	0.05	—	0.30
__________________________
Source: European Central Bank.

Exchange Rate Policy

Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The EU Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the EU Council's general orientation cannot conflict with the ECB's primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

Regulatory Framework. Italian banks fall into one of the following categories:

•	joint stock banks; or

•	co-operative banks.

Pursuant to the principle of "home country control", non-Italian EU banks may carry out banking activities and activities subject to "mutual recognition" in Italy within the framework set out by EU Directive No. 2006/48/EC and Directive No. 2006/49/EC (collectively known as Capital Requirements Directive, or CRD 1), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD 2), and by Directive 2010/76/EU (known as CRD 3). Under the principle of "home country control", a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid directives that it is permitted to carry out in its home country, provided the

Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.

The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.

The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.

Directive 2004/39/EC - The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:

•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities as a new core investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.

The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.

Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission ("Consob") and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.

Directive 2014/65/EU - The Markets in Financial Instruments EU Directive II (MiFID II). In April 2014, the European Parliament repealed and recast the MiFID into a new Directive ("MiFID II") alongside a new regulation, (Regulation 600/2014) ("MiFIR"). The new framework aims to make financial markets more efficient, resilient and transparent. The measures are intended to increase investor protection by introducing more stringent organizational and conduct requirements and strengthen the role of management bodies and the supervisory powers of regulators. Both MiFID and MiFIR came into force on July 2, 2014. Member States have until July 3, 2016 to adopt these new measures into national law and until July 3, 2017 to apply the provisions.

Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or "CICR"), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR's powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.

The Bank of Italy. The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

On-site visits carried out by the Bank of Italy may be either "general" or "special" (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank's own bylaws.

The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank's board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

In addition to its supervisory role, the Bank of Italy – as the Italian Central Bank – performs monetary policy functions by participating in the ESCB, and acts as treasurer to the Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.

On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reappointed only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in cases of mergers and acquisitions.

Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years and debt securities with an original maturity of up to and including two years.

Risk-Based Capital Requirements and Solvency Ratios.

Basel III and the Capital Requirements Directive IV ("CRD IV"). In 2013, the European Union adopted a legislative package of measures aimed at improving the banking sector's ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks' transparency and disclosure with the effect of limiting the instruments that qualify as regulatory capital and increasing the amount of capital required.

The Basel III rules have been implemented in the EU through the Capital Requirements Regulation ("CRR") and Directive (2013/36/EU), or CRD IV, which replace CRD 1, 2 and 3. CRD IV came into force on January 1, 2014 with other provisions being phased in by 2019. Basel III rules require banks to meet certain minimum capital ratios. In addition, Basel III rules provide additional rules on liquidity by requiring that banks meet a liquidity coverage ratio and a net stable funding ratio and rules on leverage by requiring that banks meet a leverage ratio. In January 2013, the original proposal with respect to the liquidity requirements was reviewed; the phasing-in of the liquidity coverage ratio will start in 2015 and increase annually by 10 per cent; and the definition of high quality liquid assets was expanded to include lower quality corporate securities, equities and residential mortgage backed securities.

CRD IV also introduces new rules for counterparty risk, and new macroprudential standards including a countercyclical capital buffer and capital buffers for systemically important institutions. CRD IV amends rules on corporate governance, including remuneration, and introduces COREP and FINREP, standardized EU regulatory reporting requirements which stipulate the information that firms will have to report to supervisory authorities in areas such as own funds, large exposures and financial information.

Italian capital adequacy requirements are mainly governed by CRD IV, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain certain ratios of regulatory capital to risk-weighted assets. Italian banks' capital consists of Tier I capital and Tier II capital. Tier I capital includes a) paid up share capital; b) reserves, including the share premium account; c) innovative and non-innovative capital instruments; d) net income for the period; and e) positive Tier I capital prudential filters, less f) own shares; g) goodwill; h) intangible assets; i) value adjustments of accounts receivable; j) losses carried forward and losses for the current financial year; k) regulatory value adjustments of the trading book; l) other negative items; and m) negative Tier I capital prudential filters. Tier II capital includes a) tangible asset valuation reserves; b) innovative and non-innovative capital instruments not eligible for inclusion in Tier I capital; c) hybrid capital instruments and Tier II subordinated liabilities; d) net gains on equity investment; e) any excess of value adjustments and provisions over expected loss amounts (for banks using internal ratings-based systems), f) other positive items; and g) positive Tier II capital prudential filters, less h) net losses on equity investment; i) other negative items; and j) negative Tier II capital prudential filters.

Risk Concentration Limitations. The provisions of CRD1, as amended by CRD 2, on the monitoring and control of exposures of credit institutions, limit a bank's exposure to any single risk. The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25 per cent of supervisory capital and their exposures to any single customer or group of related customers to 25 per cent of the bank's regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25 per cent of supervisory capital limit.

Banks belonging to banking groups shall be subject to an individual limit of 40 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are reference undertakings.

Equity Participations by Banks.

Implementing regulations adopted by the Bank of Italy in December 2013, and subsequently amended, have updated the legislation regulating equity participations by banks.

Prior approval of the Bank of Italy is required for any direct and indirect equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the regulatory capital of the acquiring bank; or (2) resulting in the control of the share capital of, or significant influence on, a bank or financial or insurance company having its registered office in a non-EU State other than Canada, Japan, Switzerland or the United States.

The acquisition by banks and banking groups of shareholdings in non-financial companies is also subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 60 per cent of the acquiring bank's regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 15 per cent of the acquiring bank's regulatory capital.

Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

Structure of the Banking Industry. Italy had 684 banks at December 31, 2013 as compared to 706 banks at December 31, 2012 and 740 at December 31, 2011. The number of banking groups increased by two to 77. In 2013, the five largest banking groups in Italy were: UniCredit, Intesa Sanpaolo, Monte dei Paschi di Siena, Banco Popolare and Unione di Banche Italiane. These banking groups held approximately 47.0 per cent of the total assets of the banks and financial companies operating in Italy. Further 15 large banking groups held and additional 24.0 per cent of total assets.

The ownership structure of the Italian banking sector has undergone substantial changes since 1992, reflecting significant privatizations through 1998. Since 1999, the Italian banking sector has experienced significant consolidation and this process resulted in the formation of Italian banking groups of international standing, such as UniCredit and Intesa Sanpaolo. As opposed to other European countries, the Italian State's contribution to Italian banks has been minimal throughout the financial crisis, reaching €4.8 billion in the first quarter of 2013 (equivalent to 0.3 per cent of GDP). A large portion of this amount consist of the €3 billion loan made available by the Bank of Italy to Monte dei Paschi di Siena in February 2013.

At the end of 2013, there were 23 subsidiaries of foreign companies and banks operating in Italy, with a market share of approximately 9.0 per cent of total assets. At the end of 2013, the 80 branches of foreign banks not included in Italian banking groups held approximately 8.0 per cent of total assets, compared with 7.7 per cent in 2012. Italian banks' presence abroad is significant, with UniCredit and Intesa Sanpaolo particularly present in the euro area countries.

Capitalization. In 2013, the Italian banking system's capital position declined. At the end of the year, consolidated regulatory capital amounted to €223 billion, down by €12 billion, a 5.1 per cent decrease compared to the end of 2012. In 2013, Tier 1 capital decreased by approximately €13 billion to €189 billion, mainly in connection with the losses for the year suffered by the principal banking groups. Supplementary capital decreased by approximately €4 billion, primarily as a result of the issuance of hybrid and subordinate instruments. The deductions from total capital decreased by €5 billion which partially offset the decrease in other capital items. Risk-weighted assets continued to decline in 2013, decreasing by more than €100 billion or 6.2 per cent, mainly due to a 7.0 per cent fall in assets.

In 2013 the banking system's capital ratios remained in line with those resulting in 2012. At 31 December 2013, the core Tier 1 ratio was 10.5 per cent and the Tier 1 ratio 11.0 per cent. The total capital ratio rose to 13.9 per cent from 13.8 per cent in 2012.

At the end of 2013, the capital ratios of the five largest Italian banking groups were lower than the average ratios observed by the EBA for a number of European banks of comparable size. In particular, the core Tier 1 ratio of the five largest Italian banking groups was 10.4 per cent as opposed to an European average of 11.6 per cent. This gap reflected the lower profitability of the Italian banking groups in 2013, which at the end of 2012 had similar capital ratios to the other European banking groups. In 2013, the financial leverage (i.e., the ratio of total assets, except intangible assets, to Tier 1 capital) of the five largest Italian banking groups stayed low at 18.5 as opposed to an average of 19.6 for comparable European banks.

As of March 31, 2014, the Tier 1 ratio and total capital ratio of the five largest Italian banking groups were 11.1 per cent and 14.6 per cent, respectively. In addition, in the early months of 2014, ten Italian banks completed or announced capital increases in an aggregate amount of approximately €11 billion, which should result in an average improvement in the core Tier 1 capital ratio of approximately one percentage point.

Bad Debts. Bad debts increased by 14.4 per cent in 2013 to €174,637 million, compared to €152,590 million in 2012. As a percentage of total loans, bad debts increased from 7.8 per cent in 2012 to 8.7 per cent in 2013.

Measures to assess the condition of Italian Banking System

In order to stabilize the banking system and protect private savings, the Government has enacted measures, which, among other things, allow the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing for financial instruments and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization.

The Bank of Italy periodically conducts stress tests to assess the banking system's ability to operate in adverse situations. The test conducted in May 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that restrict exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests. A similar stress test was conducted in July 2011, whose results were scrutinized by the Bank of Italy before a peer review and quality assurance process was conducted by EBA staff with a team of experts from national supervisory authorities, the ECB and the European Systemic Risk Board. The 2011 stress tests showed that capital ratios of all Italian banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests.

An IMF mission visited Italy during January 14-31, and March 12-26, 2013, to conduct an assessment under the IMF's Financial Sector Assessment Program ("FSAP"). The FSAP team and the Bank of Italy conducted a range of comprehensive solvency and liquidity stress tests to determine the resilience of the Italian banking system faced with the prolonged recession and crisis in Europe. Italian banks were evaluated against the Basel III requirements for Common Equity Tier 1 (CET1) and Tier 1 capital.

The FSAP's results suggested that the Italian banking system as a whole appeared to be well capitalized and that it should be able to withstand both a scenario of concentrated shocks and one of protracted slow growth, thanks to the banks' strong capital position and ECB liquidity support. In its statement, the IMF stated that the substantial capital buffers over regulatory minima built in recent years would offset most of the losses generated by an adverse macroeconomic scenario, even taking into account the phase-in of Basel III requirements, but that under such scenarios, the system would find its buffers depleted, and that market liquidity shocks can be absorbed by the substantial amounts of available collateral.

In January 2014, the EBA announced that it would conduct EU-wide stress tests during 2014. The objective of the tests was to provide supervisors, market participants and institutions with consistent data to contrast and compare EU-banks' resilience under adverse market conditions. The tests were designed in conjunction with the ECB and were conducted on a sample of 124 banks covering at least 50 per cent of each national banking sector. The resilience of these banks was assessed under a period of three years (2014-2016) on the assumption of a static balance sheet which implies no new growth and constant business mix and model throughout the time horizon of the exercise. In terms of capital thresholds, 8 per cent CET1 was the capital hurdle rate set for the baseline scenario and 5.5 per cent CET1 for the adverse scenario. The EBA published the results of the stress tests in October 2014. On average, EU banks' CET1 ratio dropped by 260 basis points, from 11.1% at the start of the stress test, after the asset quality reviews' (AQRs) adjustment, to 8.5% after the stress test. Over the three-year horizon of the exercise, 24 banks would fall below the 5.5% CET1 threshold and the overall shortfall would total €24.6 billion. These banks included nine Italian lenders, with a collective capital shortfall of €3.31 billion. Banca Monte dei Paschi di Siena S.p.A., Italy's third-largest banking group, had the largest shortfall of €2.11 billion in capital.

Credit Allocation

The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.

During 2013, lending activity, including repos and bad debts, decreased by 3.7 per cent as compared to a 0.2 per cent decrease in 2012. The decrease in the Mezzogiorno was of 2.6 per cent compared to 1.4 per cent in 2012, whereas in the central and northern regions the decrease was of 3.8 per cent compared to a flat rate of zero per cent in 2012.

Exchange Controls

Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties. In recent years, Italy allowed illegal holdings of foreign assets to be disclosed against payment of a (less burdensome) fine; this is commonly known as Tax Shield (Scudo Fiscale).

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Italy is fully integrated into the European and world economies, with imports and exports in 2013 representing 28.9 and 30.9 per cent of real GDP, respectively. Since the trade surplus recorded in 2003, Italy has recorded trade deficits from 2004 to 2011. Italy's merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy's specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. In 2012 and 2013, Italy recorded a trade balance surplus of approximately €9.9 billion and €30.4 billion, respectively. In the last two years, imports have decreased significantly, particularly of manufacturing products in 2012 and in the extractive area in 2013. Exports instead increased slightly in 2012 and were substantially unchanged in 2013.

The following table illustrates Italy's exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob". Import amounts include all costs, insurance and freight, frequently referred to as "cif". A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is also included.

Foreign Trade (cif-fob)

	2009	2010	2011	2012	2013
	(€ in millions)
Exports (fob)(1)
Agriculture, forestry and fishing	4,614	5,614	5,800	5,822	5,973
Extractive industries	1,024	1,165	1,276	1,452	1,195
Manufactured products	277,069	322,685	360,102	373,595	373,595
Food, beverage and tobacco products	20,031	22,179	24,419	26,086	27,468
Textiles, leather products, clothing, accessories	33,093	37,339	41,979	43,101	44,971
Wood, wood products, paper, printing	6,157	7,151	7,503	7,635	7,763
Coke and refined oil products	9,301	14,794	16,845	20,497	16,355
Chemical substances and products	17,856	22,575	24,925	25,343	25,514
Pharmaceutical, chemical-medical, botanical products	12,151	13,973	15,314	17,240	19,625
Rubber, plastic, non-metallic mineral products	18,208	20,854	22,516	22,597	23,218
Base metal, metal (non-machine) products	32,273	39,350	48,386	50,842	45,484
Computers, electronic and optical devices	9,650	11,604	12,935	12,611	12,272
Electrical equipment	17,261	19,380	20,309	19,939	20,227
Machines and other non-classified products	55,014	60,061	68,447	70,439	71,597
Transportation means	29,501	34,507	36,518	36,288	37,163
Products from other manufacturing activities	16,572	18,918	20,006	20,928	21,846
Electrical energy, gas, steam, air conditioning	433	277	276	256	273
Other products	8,593	7,606	8,450	9,057	8,818
Total exports	291,733	337,346	375,904	390,182	389,854

	2009	2010	2011	2012	2013
	(€ in millions)
Imports (cif)(1)
Agriculture, forestry and fishing	9,706	11,123	13,013	12,312	12,652
Extractive industries	44,951	59,005	69,151	74,262	59,339
Manufactured products	230,989	284,833	305,410	280,111	275,267
Food, beverage and tobacco products	22,653	25,320	27,497	27,295	28,037
Textiles, leather products, clothing, accessories	21,842	25,960	28,876	26,526	26,534
Wood, wood products, paper, printing	7,952	9,991	10,158	9,248	9,212
Coke and refined oil products	5,841	8,550	10,077	10,588	12,232
Chemical substances and products	25,807	32,122	36,476	35,788	34,667
Pharmaceutical, chemical-medical, botanical products	16,185	17,344	19,187	19,737	20,569
Rubber, plastic, non-metallic mineral products	9,367	11,312	12,404	11,517	11,687
Base metal, metal (non-machine) products	24,704	36,107	42,468	37,782	35,164
Computers, electronic and optical devices	22,853	33,871	30,904	25,474	22,171
Electrical equipment	10,495	13,292	13,839	13,299	12,874
Machines and other non-classified products	18,866	22,416	24,138	22,495	22,282
Transportation means	35,464	37,901	38,334	30,578	29,401
Products from other manufacturing activities	8,960	10,647	11,051	10,485	10,436
Electrical energy, gas, steam, air conditioning	2,876	2,659	2,980	2,615	2,288
Other products	9,086	9,770	10,876	10,992	9,908
Total imports	297,609	367,390	401,428	380,292	359,454
Trade balance	(5,876)	(30,044)	(25,524)	9,890	30,400
__________________________
(1)	At current prices.

Source: ISTAT.

The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, metals and metal products, electric and precision machinery and transport equipment, food, beverage and tobacco products.

Of all the major European countries, Italy is one of the most heavily dependent on imports of energy. Italy's trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. In 2013, the energy deficit decreased to 3.4 per cent of GDP, compared to 3.9 per cent of GDP in 2012, due to a slight decrease in oil prices.

In 2013, exports of goods and services stagnated, increasing by 0.1 per cent in real terms compared to a 2.1 per cent increase in real terms in 2012, reflecting a loss of competitiveness mainly due to the appreciation of the euro. Gauged by unit labor costs in manufacturing, Italy's price competitiveness deteriorated by 9.4 per cent between the third quarter of 2012 and the end of 2013, some 7.0 percentage points more than that of Germany and France, while Spain's competitiveness increased by 3.0 per cent. However, according to indicators based on the producer prices of manufactured products, Italian exporters' loss of competitiveness was less severe, amounting to 4.1 per cent, approximately the same as in Germany and France and slightly greater than in Spain.

During 2013, imports of goods and services in real terms decreased by 2.8 per cent, following a previous decline in real terms by 7.0 per cent in 2012, mainly due to the continuing contraction of investment and the slowdown in exports, which are the demand components with the most substantial input for imports.

Geographic Distribution of Trade

As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into its national law most of the EU directives on trade and other matters. With the accession of new members, the EU now encompasses many of Italy's most important central and eastern European trading partners. The following tables show the distribution of Italy's trade for the periods indicated.

Distribution of Trade (cif-fob) - Exports

	2009	2010	2011	2012	2013
	(€ in millions)
Exports (fob)(1)
Total EU	168,064	193,389	210,666	211,867	209,287
of which
EMU	128,738	147,365	160,214	158,261	154,645
of which
Austria	6,961	8,002	8,724	8,675	8,463
Belgium	8,032	8,678	9,633	10,341	11,407
France	33,984	39,237	43,593	43,237	42,226
Germany	36,942	43,867	49,267	48,833	48,425
Netherlands	7,111	8,368	9,119	9,285	9,069
Spain	16,680	19,595	19,890	18,310	17,150
Poland	7,922	8,553	9,418	9,234	9,368
United Kingdom	14,953	17,576	17,542	18,957	19,592
China	6,629	8,609	9,996	8,999	9,852
Japan	3,714	4,011	4,732	5,632	6,029
OPEC countries	17,816	17,949	17,724	22,080	23,460
Russia	6,432	7,906	9,305	9,979	10,797
Switzerland	13,563	15,823	20,640	22,878	20,403
Turkey	5,652	8,029	9,634	10,591	10,084
United States	17,099	20,329	22,831	26,640	27,023
Other(2)	52,764	61,301	70,376	71,516	72,919
Total	291,733	337,346	375,904	390,182	389,854
_________________________
(1)	At current prices.

(2)	Other represents all other countries and/or regions with whom Italy trades; none of such countries or regions accounts for a material amount.

Source: ISTAT.

Distribution of Trade (cif-fob) - Imports

	2009	2010	2011	2012	2013
	(€ in millions)
Imports (fob)(1)
Total EU	170,868	201,364	215,728	202,805	198,904
of which
EMU	137,807	163,797	174,070	162,572	159,211
of which
Austria	7,189	8,452	9,439	8,986	9,001
Belgium	11,955	13,359	14,568	14,545	15,041
France	26,353	32,171	33,603	31,580	30,332
Germany	49,701	58,986	62,388	55,130	52,955
Netherlands	16,918	19,965	21,037	20,544	20,678
Spain	13,141	16,737	18,111	16,974	16,176
Poland	6,638	7,222	7,518	7,121	6,607
United Kingdom	9,817	10,012	10,943	9,714	9,570
China	19,334	28,789	29,574	25,006	23,135
Japan	3,899	4,288	4,218	3,190	2,567
OPEC countries	24,943	34,957	34,317	41,128	29,090
Russia	12,142	14,633	16,904	18,321	20,056
Switzerland	10,427	10,203	11,294	10,972	10,520
Turkey	4,423	5,158	5,979	5,257	5,507
United States	9,463	11,139	13,026	12,660	11,541
Other(2)	42,110	56,859	70,388	60,953	58,134
Total	297,609	367,390	401,428	380,292	359,454
_________________________
(1)	At current prices.

(2)	Other represents all other countries and/or regions with whom Italy trades; none of which country or region represents a material amount.

Source: ISTAT.

As in the previous year, during 2013 over half of Italian trade was with other EU countries, with approximately 53.7 per cent of Italian exports and 55.3 per cent of imports attributable to trade with EU countries. Germany remains Italy's single most important trade partner and in 2013 supplied 14.7 per cent of Italian imports and purchased 12.4 per cent of Italian exports.

In 2013, Italy's trade balance with EU countries was positive, with a surplus of approximately €10.4 billion. This result was due to a decrease in imports larger than the decrease in exports.

The improvement in the trade balance was the result of surpluses both with EU countries (€10.4 billion compared with a surplus of €9.0 billion in 2012) and with non-EU countries (€20.0 billion against a surplus of €0.8 billion). The slight increase in the trade surplus with EU countries was primarily due to a decrease in imports, which were negatively affected by weak domestic consumption. With respect to non-EU countries, the increase in the trade surplus was fostered by a sharp decrease in imports from OPEC countries. The trade balance with China, with which Italy has its widest bilateral deficit, also improved.

In 2013, Italian exports were substantially unchanged compared to 2012, as a result of a decrease by 2.3 per cent of exports to Eurozone countries and an increase by 1.5 per cent of exports to countries outside the Eurozone, respectively.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was updated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks' obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (a) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (b) administrative data collected by other institutions for compliance purposes; and (c) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.

The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments

	2009	2010	2011	2012	2013
	(€ in billions)
Current Account(1)	(29.0)	(52.6)	(47.3)	(4.1)	15.5
per cent of GDP	(1.9)	(3.4)	(3.0)	(0.3)	1.0
Goods	0.8	(20.9)	(17.4)	17.0	37.2
Non-energy products	41.5	29.5	42.4	78.7	90.5
Energy products	(40.7)	(50.4)	(59.7)	(61.7)	(53.3)
Services	(7.3)	(7.4)	(5.6)	0.9	2.6
Income	(10.4)	(8.1)	(8.5)	(6.7)	(9.8)
Transfers	(12.2)	(16.1)	(15.8)	(15.2)	(14.5)
EU Institutions	(7.0)	(10.1)	(10.4)	(9.6)	(11.3)
Capital Account(1)	0.2	-	1.0	3.9	(0.1)
Intangible assets	(0.3)	(0.1)	(0.1)	1.8	(3.4)
Transfers	0.5	0.1	1.1	2.1	3.3
EU Institutions	1.6	1.5	2.7	3.2	4.2
Financial Account(1)	37.6	84.8	67.6	13.4	(24.7)
Direct investment	(0.9)	(17.7)	(13.9)	(6.1)	(11.4)
Outward	(15.3)	(24.7)	(38.6)	(6.2)	(23.8)
Inward	14.5	6.9	24.7	0.1	12.4
Portfolio investment	39.9	(42.7)	(8.9)	(25.9)	14.6
Equity and investment funds	2.6	(38.2)	8.9	0.8	(34.5)
Debt Securities	37.3	(4.5)	(17.8)	25.1	49.2
Financial Derivatives	4.3	(4.7)	7.5	(5.7)	(3.0)
Other investment	(5.8)	151.0	83.8	0.8	(23.4)
of which: monetary financial institutions	(2.4)	8.3	(73.2)	(58.7)	18.8
Change in official reserves	0.1	(1.0)	(0.9)	(1.5)	(1.5)
Errors and omissions	(8.8)	(32.2)	(21.3)	(13.2)	9.3
_________________________
(1)	At current prices.

Source: Bank of Italy.

Current Account

Italy has had a current account deficit in each year from 2000 to 2012. In 2013, however, Italy recorded a current account surplus of €15.5 billion (1.0 per cent of GDP), compared with a deficit of €4.1 billion (0.3 per cent of GDP) in 2012. The improvement reflected an increase in the non-energy surplus and a decrease in the energy deficit.

Visible Trade. Italy's fob-fob merchandise trade surplus increased to €37.2 billion (2.4 per cent of GDP) in 2013. The improvement was attributable to the non-energy component, the surplus on which reached its highest levels since the introduction of the euro (€90.5 billion or 5.8 per cent of GDP). At the same time, the energy deficit decreased to €53.3 billion or 3.4 per cent of GDP. Exports of goods in value terms remained stationary with respect to 2012 against the backdrop of falling producer prices of goods sold on foreign markets. The overall trend in 2013 was negatively affected by the result in the first quarter; exports expanded in the second half of the year, and especially in the last quarter.

Invisible Trade. The surplus in services increased to €2.6 billion in 2013, compared to €0.9 billion in 2012 as a result of the increase in exports and stagnation of imports. The surplus on travel increased to €12.8 billion, benefiting as in the previous year from increased inflows compared to stable outflows. The deficit in transport services in 2013 decreased to €7.8 billion due to the smaller deficit on air passenger transport.

Income. The deficit on the income account increased to €9.8 billion in 2013, approximately €1.8 billion of which was due to the reduction in income from direct investment. Receipts from portfolio investment also decreased, by €2.2 billion, due to the decline in interest payments to resident investors, especially holders of foreign debt securities. By contrast, a positive contribution came from the reduction by €1.2 billion in passive income, reflecting the smaller risk premium on securities issued and smaller dividend payments to foreign investors.

Current Transfers. In 2013, the deficit on current transfers decreased to €14.5 billion. The increase in the deficit on public transfers (to €11.9 billion), consisting almost entirely of payments to EU institutions, was more than offset by the reduction in the deficit on private transfers. In the latter category, workers' remittances, which nearly doubled between 2005 and 2011 with the sharp increase in the number of foreigners living in Italy, diminished for the second year in a row. This reflected the fall in the employment rate of foreigners in Italy as a consequence of the continuing Italian economic crisis.

Capital Account

After running a surplus in 2012, the capital account reverted to a deficit of €0.1 billion, due to the worsening of the balance on intangible assets as a result of large-scale purchases of CO2 emission rights abroad (in 2012 there had been sales, instead, for a similar amount). The surplus vis-à-vis the EU institutions amounted to €4.2 billion.

Financial Account and the Net External Position

In 2013, the financial account surplus decreased to €24.7 billion from €13.4 billion in 2012 due to a decrease in outward direct investment, partially offset by an increase in inward direct investment. The financial account showed that, at the end of 2013, Italy's net external debtor position amounted to €465.7 billion, or 29.9 per cent of GDP, compared to €443.1 billion in 2012. The increase was due to currency and other adjustments.

Direct Investment. Italian direct investment abroad increased to €23.8 billion, compared to €6.2 billion in 2012. The increase was due to an increase in equity investment by firms into their foreign affiliates and a rise in intra-group loans.

Foreign direct investment in Italy increased to €12.4 billion in 2013, mainly as a result of two major acquisitions in the traditional "made in Italy" export products sector and in the mining and quarrying sector.

The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.

Direct Investment by Country(1)

	2009	2010	2011	2012	2013
	(€ in millions)
Direct investment abroad
Netherlands	3,760	756	1,127	(3,697)	6,246
Luxembourg	(14,519)	14,227	14,376	(10,685)	2,392
United States	5,204	1,230	1,945	910	(447)
United Kingdom	3,094	(213)	1,967	(2,306)	(422)
France	3,705	597	(451)	(1,710)	1,303
Switzerland	707	1,317	(309)	887	97
Germany	992	(1,692)	1,509	(477)	(845)
Spain	6,958	(11,076)	570	3,765	407
Brazil	351	(71)	141	782	1,054
Belgium	5,674	(506)	1,874	(3,611)	179
Argentina	68	26	259	67	88
Sweden	82	196	168	283	323
Other	(759)	19,861	15,400	22,003	13,472
Total	15,313	24,655	38,575	6,211	23,847

	2009	2010	2011	2012	2013
	(€ in millions)
Direct investment in Italy
Netherlands	3,634	(7,952)	4,251	6,057	1,562
Luxembourg	1,276	634	(1,369)	(7,570)	(802)
United States	270	2,180	896	2,609	672
United Kingdom	2,526	3,067	4,309	1,598	1,335
France	5,652	3,271	13,519	(2,175)	3,030
Switzerland	(389)	1,564	3	4,091	543
Germany	2,365	(114)	(99)	(7,715)	539
Spain	(325)	728	910	(47)	935
Brazil	113	99	42	89	41
Belgium	4,534	(973)	2,525	(1,029)	(241)
Argentina	60	28	30	76	68
Sweden	(1,521)	117	(1,030)	(650)	60
Other	(3,744)	4,282	705	4,738	4,690
Total	14,453	6,931	24,691	72	12,432
_________________________
(1)	Figures do not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source: ISTAT and National Institute for International Trade.

Portfolio Investment. In 2013, the balance of portfolio investment registered net inflows of €14.6 billion. Italian residents' purchases of foreign securities (€20.6 billion) were more than offset by foreign investors' purchases of Italian securities (€35.2 billion), the highest rate of investment by foreigners in Italian securities since 2009.

After significant disposals of Italian public debt securities in connection with the sovereign debt crisis (€102 billion in the two years 2011-12), in 2013 foreign investors returned to the market for Italian securities, including both shares (€13.0 billion) and debt securities (€22.2 billion, of which €13.5 billion was issued by general government entities). The debt purchases included short-term liabilities (up to 1-year) issued by the public sector (€17.0 billion) but also medium- and long-term securities issued by non-bank private corporations (€16.4 billion, largely counterbalanced by disposals of bank and public sector bonds). In the first three months of 2014 foreign investors purchased approximately €32 billion worth of medium- and long-term public debt securities as confidence in Italy strengthened. Continuing a trend that began in 2011, resident investors other than investment funds made net disposals of medium- and long-term foreign bonds (€25.8 billion). By contrast, households, insurance companies and non-bank financial intermediaries invested mainly in foreign shares and investment fund units (€44.1 billion); a part of these flows originated from the shifting of investments from Italian to foreign funds.

Other investment. There were net outflows of €23.4 billion in 2013 under the heading other investment. Foreign assets in the form of loans and deposits diminished by €32.8 billion. Resident banks reduced their assets abroad by €43.3 billion, equally divided between short-term loans and sight deposits. By contrast, the foreign assets of the public sector grew by €14.6 billion as a result of contributions of capital to the European Stability Mechanism (€5.7 billion) and the European Investment Bank (€1.6 billion) and participation in the financial assistance operations of the European Financial Stability Facility (€6.8 billion). The latter entailed entering a corresponding liability item, with no impact on the external balance.

Foreign liabilities decreased by €51.2 billion overall, mainly as a result of the €24.1 billion decrease in resident banks' funding through deposits and loans on the international markets and the €26.0 billion reduction in the Bank of Italy's Trans-European Automated Real-Time Gross Settlement Express Transfer ("TARGET2") debtor position. The improvement in the latter, which began in the second half of 2012 and continued in the first quarter of 2014, reflects the resumption of capital inflows from abroad, particularly in portfolio investment.

Errors and Omissions. In 2013, the item "errors and omissions" amounted to a positive €9.3 billion, compared to a negative €6.4 billion in 2012. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters' unreported payments by non-residents to accounts held abroad.

Reserves and Exchange Rates

On January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency. At that time, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. Prior to 1999, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

The following table sets forth, for the periods indicated, certain information regarding the U.S. Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

Period	Period End	Yearly Average Rate(1)	High	Low
	(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1789	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.317	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893
2008	1.3917	1.4726	1.5990	1.2460
2009	1.4406	1.3963	1.5074	1.2591
2010	1.3362	1.3207	1.4563	1.1942
2011	1.2939	1.3920	1.4882	1.2889
2012	1.3194	1.2848	1.3453	1.2088
2013	1.3791	1.3281	1.3814	1.2768
2014	1.2141	1.3211	1.3953	1.2141
_________________________
(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank.

The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2009	2010	2011	2012	2013
Japanese Yen	130.63	115.26	110.96	102.49	129.6627
British Pound	0.8810	0.8560	0.86788	0.81087	0.85082
Swiss Franc	1.5076	1.3700	1.2326	1.2053	1.2311
Norwegian Kroner	8.6892	8.0034	7.7934	7.4751	7.8067
Czech Koruna	26.495	25.263	24.590	25.149	25.9797
_________________________
(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank.

In 2013, official reserves decreased to €105.5 billion from €137.7 billion in 2012. The decrease mainly reflected the decrease in the price of gold, leading to a decrease of almost €31 billion in the value of the stock. In 2013, the contribution of the Bank of Italy to the reserves of the European Central Bank was approximately €7.1 billion.

As of December 31, 2013, gold and net foreign currency assets were worth €132.6 billion, compared with €128.5 billion a year earlier.

The following table illustrates the official reserves of Italy as of the end of each of the periods indicated.

Official Reserves

	2009	2010	2011	2012	2013
	(€ in billion)
Gold(1)	60.4	83.2	95.9	99.4	68.7
Special Drawing Rights	6.5	7.2	7.1	7.2	6.8
Total position with IMF	1.3	1.9	4.5	4.7	4.2
Net foreign exchange	24.0	26.7	26.4	26.4	25.8
Total reserves	92.2	118.9	133.9	137.7	105.5

(1)	Valued at market exchange rates and prices.

Source: Bank of Italy.

PUBLIC FINANCE

The Budget Process

The Government's fiscal year is the calendar year. The budget and financial planning process of the Government is governed by Law No. 196 of 2009, as amended by Law No. 39 of 2011.

Budget Process. The budget process complies with European requirements, whose principal aim is to allow the EU to review all Member States' budgetary policies and reform strategies simultaneously. The "European Semester" (i.e., the first phase of the EU's annual cycle of economic policy guidance and surveillance) begins in January, when the Commission prepares its annual report on economic development, containing strategic proposals for the EU economy. In March, the EU Council, based on the Commission's report (after consulting the Economic and Financial Committee), identifies the main economic targets and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, taking the EU Council's guidelines into account, provide to the Commission their medium-term budgetary strategies and reforms by submitting their updated stability programmes and national reform programmes. In June or July, the EU Council, on a recommendation from the Commission, delivers an opinion on each of the updated programs and, if it considers that their objectives and contents should be strengthened, invites the Member State concerned to adjust its program. These policy recommendations are incorporated by governments into their national budgets and other reform plans during the "National Semester" (i.e., the second phase of the EU's annual cycle of economic policy guidance and surveillance).  Following the adoption in May 2013 of European Union Regulations No. 472/2013 and No. 473/2013 (Two Pack Regulation), Member States are now required to submit by October 14th a draft budgetary plan for the following year. The Commission then delivers an opinion on each draft budgetary plan by November 30th of that year.

Consistent with the European Semester, the Government submits to the Parliament, by April 10th, the Economic and Financial Document (Documento di Economia e Finanza or "EFD"), which consists of three sections: (i) the stability programme, which establishes public finance targets; (ii) the analysis and tendencies in public finance, which contains data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) the national reform programme, which sets forth the country's priorities and main structural reforms to be effected. Following Parliament's approval of the EFD, the stability programme and the national reform programme are submitted to the EU Council and the Commission by April 30th. Following the EU Council's review, by September 20th, the Government submits to Parliament an update note to the EFD, which provides updates to the macroeconomic and financial projections and program targets contained in an EFD and incorporates any requests of the EU Council.

Subsequently, the Government submits (a) to the Commission, by October 14th, a Draft Budgetary Plan for the following year, and (b) to the Parliament, by October 15th, the final budgetary package, which consists of the Legge di Bilancio ("Budget Law") and the Legge di Stabilità ("Stability Law"). The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the Budget Law, implementing the budget and the targets contemplated in an EFD. The Ministry of Economy and Finance ("MEF") submits to the Parliament by April of the subsequent year the Report on the General Economic Situation of the Country, which details the performance of the Italian economy of the previous year.

Approval of financial year. In addition, by May 31st of the subsequent year, the MEF is required to submit the "Rendiconto Generale dello Stato" (the "Rendiconto") to the Court of Auditors (Corte dei Conti). The Rendiconto contains the statement of income and the balance sheet of the Republic of Italy for the previous fiscal year. The Corte dei Conti verifies that the Rendiconto is consistent with the budget provisions contained in the Budget Law of the previous year. Upon completion of the Corte dei Conti's review, the MEF submits the Rendiconto to the Parliament by June 30th for approval.

European Economic and Monetary Union

Under the terms of the Maastricht Treaty, Member States participating in the EMU, or "Participating States", are required to avoid excessive government deficits. In particular, they are required to maintain:

•
a government deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling; and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

For additional information on Italy's status under these covenants, see "—The 2014 Economic and Financial Document."

Although Italy's public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (the "SGP"). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty's provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall government deficit below a reference value of 3 per cent of GDP.

Under SGP regulations, Participating States are required to submit each year a stability programme and non-participating Member States are required to submit a convergence programme. These programs cover the current year, the preceding year and as at least the three following years and are required to set forth:

•
projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenue ratios and on their main components;

•
the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability programme such as government investment expenditure, real GDP growth, employment and inflation;

•
the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

•
an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

Based on assessments by the Commission and the Economic and Financial Committee, the EU Council delivers an opinion on whether:

•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

The EU Council can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the EU Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective, or in allowing those that have already reached it to temporarily depart from it, the EU Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms and whether higher adjustment effort is made in economic "good times". If the Participating State repeatedly fails to comply with the EU Council's recommendations, the EU Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State's GDP, and

•	one tenth of the difference between the government deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

 This deposit may be increased in subsequent years if the Participating State fails to comply with the EU Council's recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the EU Council may require the Participating State to publish additional information, to be specified by the EU Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the EU Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

Finally, the Fiscal Compact contained within the inter-governmental Treaty on Stability, Coordination and Governance (the "TSCG") complements, and in some areas enhances further, key provisions of the SGP. Specifically, the Fiscal Compact requires Member States to enshrine in national law a balanced budget rule with a lower limit of a structural deficit of 0.5 per cent of GDP, centered on the concept of the country-specific medium-term objective ("MTO") as defined in the SGP. The Fiscal Compact's provisions also increase the role of independent bodies, which are given the task of monitoring compliance with national fiscal rules, including the national correction mechanism in case of deviation from the MTO or the adjustment path towards it. The TSCG, signed by 25 EU Member States (all but the UK and Czech Republic), entered into force on January 1, 2013 and is binding for all euro area Member States that have ratified it, while other contracting parties will be bound only once they adopt the euro or earlier if they sign it. Italy ratified the TSCG in July 2012.

Accounting Methodology

Pursuant to Law No. 196 of 2009 and its implementing regulation, Italy utilizes the system of "general government accounting". European Union countries are required to use general government accounting for purposes of financial reporting. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. Italy utilizes general government accounting on both an accrual and cash-basis.

ESA95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar.

In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets; (ii) a new accounting treatment for financial intermediary services; (iii) revisions to the methodology for calculating general government and investment expenditure; and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. As a result of this change in methodology, all "real" revenue and expenditure figures included in this document differ from, and are not comparable to, data published in earlier documents filed by Italy with the SEC prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available. Unless otherwise provided in this Annual Report, Italy's GDP data for the years 2009 to 2013 were prepared in accordance with ESA95 accounting system.

ESA2010 National Accounts. Effective September 2014, ISTAT adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 introduced several key changes to its predecessor ESA95, reflecting developments in the methodological and statistical tools widely used at international level to measure macroeconomic data. Among others, changes are expected to harmonize accounting methods among EU Members States and include the following: (i) research and development expenditure have been recognized as capital assets; (ii) goods sent abroad, or received from abroad, for processing without change in ownership have been excluded from the corresponding export and import figures, which only include the related processing activity; (iii) public defense spending has been reclassified from intermediate consumption to gross fixed investment; (iv) the list of institutional units belonging to the General Government sector has been revised; and (v) interest accruing on financial derivatives (including public debt swaps) has been excluded from net borrowing.

Measures of Fiscal Balance

Italy reports its fiscal balance using two principal methods:

•
Net borrowing, or government deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural government deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

•
Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the periods indicated.

Selected Public Finance Indicators(*)

	2009	2010	2011	2012	2013
	(€ in millions, except percentages)
General government expenditure(1)	798,436	793,937	794,466	800,873	798,964
General government expenditure, as a percentage of GDP	52.5	51.2	50.3	51.1	51.2
General government revenues	715,023	724,018	735,354	753,517	751,619
General government revenues, as a percentage of GDP	47.1	46.7	46.5	48.1	48.2
Net borrowing	(83,413)	(69,919)	(59,112)	(47,356)	(47,345)
Net borrowing, as a percentage of GDP	(5.5)	(4.5)	(3.7)	(3.0)	(3.0)
Primary balance	(12,550)	1,234	19,285	39,118	34,696
Primary balance, as a percentage of GDP	(0.8)%	0.1%	1.2%	2.5%	2.2%
Public debt(2)	1,769,250	1,851,256	1,907,625	1,989,934	2,069,841
Public debt as a percentage of GDP(2)	116.4	119.3	120.7	127.0	132.6
GDP (nominal value)	1,519,695	1,551,886	1,579,946	1,566,912	1,560,024
_________________________
(*)
Figures have been restated on the basis of data published in the 2013 Bank of Italy Annual Report and the 2013 ISTAT Annual Report. For additional information on restating data from Italy's national accounts, see "—ESA95 National Accounts".

(1)	Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).

(2)	Figures for 2010, 2011, 2012 and 2013 are gross of euro area financial support.

Source: Bank of Italy.

Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP below the three per cent threshold set by the Maastricht Treaty. Italy's net borrowing as a percentage of GDP was 5.5 per cent in 2009, mainly as a result of the slowdown in growth of current revenues, and in the second half of 2009 the EU started an excessive deficit procedure against Italy. In 2010 and 2011, net borrowing as a percentage of GDP decreased to 4.5 per cent and 3.7 per cent, decreasing further to 3.0 per cent in 2012 and 2013, respectively, due to lower expenditure relative to the GDP and higher tax revenue relative to the GDP.

The ratio of debt-to-GDP increased to 116.4 per cent in 2009, mainly due to a large decrease in GDP. In 2010, the debt-to-GDP ratio increased to 119.0 per cent net of euro area financial support and 119.3 per cent gross of euro area financial support; this was mainly due to upward revisions to the borrowing requirement made during 2010 although the final borrowing requirement for 2010 was 20 per cent lower than forecasted. In 2011, the debt-to-GDP ratio increased to 120.0 per cent net of euro area financial support and 120.7 per cent gross of euro area financial support; this was mainly due to the gap between the average cost of debt and the expansion of nominal GDP, only partly offset by the 1.0 per cent primary surplus. Italy's debt-to-GDP ratio increased in 2012 to 124.3 per cent net of euro area financial support and 127.0 per cent gross of euro area financial support, reflecting the 6.5 per cent gap of between the average cost of debt and the expansion of nominal GDP and to the financial support provided to EMU countries, only partly offset by the 2.5 per cent primary surplus. The ratio of debt-to-GDP in 2013 increased to 131.8 per cent net of euro area financial support and 132.6 per cent gross of euro area financial support, mainly due to the 5.7 per cent gap between the average cost of debt and the expansion of nominal GDP, which was partially offset by the 2.2 per cent primary surplus.

 Since 1999, the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the Government's debt management policy in 2013 was to limit exposure to market risks, mainly interest rate and refinancing risks. For additional information on Italy's debt-to-GDP ratio, see "Public Debt" and Exhibit 2—2014 Stability Programme.

The 2013 Economic and Financial Document

In April 2013, Italy submitted to the EU its 2013 Economic and Financial Document, which included the 2013 Stability Programme and the 2013 National Reform Programme.

The 2013 Stability Programme. The 2013 Stability Programme confirmed Italy's commitment to reach a balanced budget in structural terms in 2013 and to reduce the public debt by increasing the primary surplus. The table below presents the main public finance objectives included in the 2013 Stability Programme.

Public Finance Objectives (in % of GDP)

2013 Stability Programme	2012	2013	2014	2015	2016	2017
Net Borrowing	(3.0)	(2.9)	(1.8)	(1.5)	(0.9)	(0.4)
Net Structural Borrowing	(1.2)	0.0	0.4	0.0	0.0	0.0
Structural Change	(2.3)	(1.1)	(0.4)	0.4	0.0	0.0
Public Debt, gross of euro area financial support	127.0	130.4	129.0	125.5	121.4	117.3
Public Debt, net of euro area financial support	124.3	126.9	125.2	121.8	117.8	113.8
Primary Balance	2.5	2.4	3.8	4.3	5.1	5.7
_________________________
Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by the Republic of Italy through 2017 in connection with the 2013 Stability Programme.

Macroeconomic Forecasts (in %)

2013 Stability Programme	2012	2013	2014	2015	2016	2017
Real GDP	(2.4)	(1.3)	1.3	1.5	1.3	1.4
Nominal GDP	(0.8)	0.5	3.2	3.3	3.2	3.2
Private consumption	(4.3)	(1.7)	1.4	1.1	1.1	1.2
Public consumption	(2.9)	(1.7)	(0.4)	0.7	0.3	0.1
Gross fixed investment	(8.0)	(2.6)	4.1	3.2	2.6	2.4
Inventories (% of GDP)	(0.6)	(0.1)	0.1	0.1	0.0	0.0
Exports of goods and services	2.3	2.2	3.3	4.1	4.0	3.9
Imports of goods and services	(7.7)	(0.3)	4.7	4.4	4.1	3.8
Domestic demand	(4.8)	(1.9)	1.4	1.3	1.2	1.2
Change in inventories	(0.6)	(0.1)	0.1	0.1	0.0	0.0
Net exports	3.0	0.7	(0.2)	0.1	0.1	0.1
_________________________
Source: Ministry of Economy and Finance.

The 2013 National Reform Programme. As part of the 2013 National Reform Programme, the Government identified nine policy areas where structural reform is necessary as well as the measures to be taken in order to achieve the objectives of Euro 2020. These areas are (i) Containment of Public Expenditure; (ii) Administrative Efficiency; (iii) Infrastructure and Development; (iv) Product Market, Competition and Administrative Efficiency; (v) Labor and Pensions; (vi) Innovation and Human Capital; (vii) Support to Businesses; (viii) Energy and Environment; and (ix) Financial System.

The table below shows the impact of the measures contained in the 2013 National Reform Programme in terms of expenditure cuts/increases or revenue decreases/increases for each of the nine policy areas described above for the years 2012 to 2017.

Financial Impact of the 2013 National Reform Programme

2013 National Reform Programme	2012	2013	2014	2015	2016	2017
	(€ in millions)
Containment of Public Expenditure
Additional revenues	30.0	1,971.7	2,250.9	2,325.9	1,988.2	1,988.2
Decrease in revenues	0.0	562.4	586.4	568.4	568.4	562.4
Expenditure cuts	0.0	7,391.3	7,906.1	8,098.1	7,135.8	7,100.8
Additional expenditure	0.0	588.0	0.0	0.0	0.0	0.0
Administrative Efficiency
Additional expenditure	0.0	10.0	0.0	0.0	0.0	0.0
Infrastructure and Development
Decrease in revenues	4.2	4.2	4.2	4.2	4.2	4.2
Additional expenditure	70.0	320.0	70.0	70.0	70.0	70.0
Product Market, Competition and Administrative Efficiency
Decrease in revenues	0.0	8.8	8.8	8.8	8.8	8.8
Labor and Pensions
Additional revenues	0.0	988.0	1,554.0	1,800.0	1,800.0	1,400.0
Decrease in revenues	0.0	940.8	1,349.1	1,205.7	0.0	0.0
Additional expenditure	0.0	3492.0	4,266.0	3,877.0	3,831.0	3,422.0
Innovation and Human Capital
Additional expenditure	0.00	278.6	169.4	109.4	108.1	108.1
Support to Business
Additional revenues	0.0	0.0	0.0	32.8	0.0	28.4
Decrease in revenues	0.0	77.3	149.5	120.7	120.7	111.6
Additional expenditure	0.0	667.3	453.0	506.9	496.7	496.7
Energy and Environment
Additional expenditure	0.0	0.5	5.2	10.2	10.0	10.0
Financial System
Decrease in revenues	0.0	10.8	7.9	9.4	11.0	12.6
Additional expenditure	0.0	1,617.0	0.0	0.0	0.0	0.0
_________________________
Source: Ministry of Economy and Finance.

The Update of the 2013 Economic and Financial Document

In September 2013, Italy published its Update of the 2013 Economic and Financial Document, which included revised projections and forecasts given the continued worsening of the economic situation in Italy and the increased tensions resulting from the European sovereign debt crisis.

The table below shows the main public finance objectives included in the Update of the 2013 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2013 Economic and Financial Document	2012(1)	2013	2014	2015	2016
Net Borrowing	(3.0)	(3.0)	(2.5)	(1.6)	(0.8)
Net Structural Borrowing	(1.3)	(0.4)	(0.3)	0.0	0.0
Structural change	(2.3)	(0.9)	(0.1)	(0.3)	0.0
Public Debt, gross of euro area financial support and acceleration of payments due by the public administration	127.0	132.9	132.8	129.4	125.0
Public Debt, net of euro area financial support	124.3	129.3	129.0	125.7	121.4
Public Debt, net of euro area financial support and acceleration of payments due by the public administration	124.3	127.6	125.8	122.7	118.5
Interest	5.5	5.4	5.4	5.3	5.3
Primary balance	2.5	2.4	2.9	3.7	4.5
_________________________
(1)	Preliminary year-end data for 2012 presented in the Update of the 2013 Economic and Financial Document.

Source: Ministry of Economy and Finance.

The table below presents macroeconomic forecasts prepared by the Republic of Italy through 2016 in connection with the Update of the 2013 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2013 Economic and Financial Document	2012	2013	2014	2015	2016
Real GDP	(2.4)	(1.7)	1.0	1.7	1.8
Nominal GDP	(0.8)	(0.5)	2.9	3.6	3.5
Private consumption	(4.3)	(2.5)	0.5	1.1	1.5
Public consumption	(2.9	(0.3)	(0.1)	0.7	0.3
Gross fixed investment	(8.0)	(5.3)	2.0	3.6	3.8
Exports of goods and services	2.3	0.2	4.2	4.5	4.4
Imports of goods and services	(7.7)	(2.9)	4.2	4.8	4.5
Domestic demand	(4.8)	(2.5)	0.6	1.4	1.6
Change in inventories	(0.6)	0.0	0.2	0.2	0.0
Net exports	3.0	0.9	0.2	0.1	0.1
_________________________
Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2013 Stability Programme and the Update of the 2013 Economic and Financial Document.

Main Finance Indicators – 2013 Economic and Financial Document
v. Update of the 2013 Economic and Financial Document

	2012	2013	2014	2015	2016
GDP growth rate
2013 Economic and Financial Document(1)	(2.4)	(1.3)	1.3	1.5	1.3
Update of the 2013 Economic and Financial Document(2)	(2.4)	(1.7)	1.0	1.7	1.8
Difference	0.0	(0.4)	(0.3)	0.2	0.5
Net Borrowing, as a % of GDP
2013 Economic and Financial Document(1)	(3.0)	(3.0)	(2.5)	(1.6)	(0.8)
Update of the 2013 Economic and Financial Document(2)	(3.0)	(3.1)	(2.3)	(1.8)	(1.2)
Difference	0.0	0.1	0.2	(0.2)	(0.4)
Public Debt, as a % of GDP
2013 Economic and Financial Document(1)	127.0	130.4	129.0	125.5	121.4
Update of the 2013 Economic and Financial Document(2)	127.0	132.9	132.8	129.4	125.0
Difference	0.0	2.5	3.8	3.9	3.6
_________________________
(1)	Preliminary year-end data for 2012 presented in the 2013 Economic and Financial Document.

(2)	Preliminary year-end data for 2012 presented in the Update of the 2013 Economic and Financial Document.

Source: Ministry of Economy and Finance.

The EU Council's policy recommendations to Italy for the period 2013-2014

As part of the European Semester process, in July 2013, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy's macroeconomic and fiscal situation as outlined in the 2013 Stability Programme and the 2013 National Reform Programme. ECOFIN recommended that Italy take action over the period 2013-2014 to:

•
Ensure that the deficit remains below 3 per cent of GDP in 2013, by fully implementing the measures adopted by the Italian government. Pursue the structural adjustment at an appropriate pace and through growth-friendly fiscal consolidation so as to achieve and maintain the medium-term objective as from 2014;

•
Achieve the planned structural primary surpluses in order to put the debt-to-GDP ratio on a steadily declining path. Continue to pursue lasting improvements of the efficiency and quality of public expenditure by fully implementing the measures adopted in 2012 and taking the effort forward through regular in depth spending reviews at all levels of government;

•
Ensure timely implementation of on-going reforms by swiftly adopting the necessary enacting legislation, following it up with concrete delivery at all levels of government and with all relevant stakeholders, and monitoring impact. Reinforce the efficiency of public administration and improve coordination between layers of government. Simplify the administrative and regulatory framework for citizens and business and reduce the duration of case-handling and the high levels of litigation in civil justice, including by fostering out-of-court settlement procedures. Strengthen the legal framework for the repression of corruption, including by revising the rules governing limitation periods. Adopt structural measures to improve the management of EU funds in the southern regions with regard to the 2014-2020 programming period;

•
Extend good corporate governance practices to the whole banking sector conducive to higher efficiency and profitability to support the flow of credit to productive activities. Take forward on-going work as regards asset-quality screening across the banking sector and facilitate the resolution of non-performing loans on banks' balance sheets. Promote further the development of capital markets to diversify and enhance firms' access to finance, especially into equity, and in turn foster their innovation capacity and growth;

•
Ensure the effective implementation of the labor market and wage setting reforms to allow better alignment of wages to productivity. Take further action to foster labor market participation, especially of women and young people. Strengthen vocational education and training, ensure more efficient public employment services and improve career and counseling services for tertiary students. Reduce financial disincentives for second earners to work and improve the provision of care, especially child and long-term care, and out-of-school services. Step up efforts to prevent early school leaving. Improve school quality and outcomes, also by enhancing teachers' professional development and diversifying career development. Ensure effectiveness of social transfers, notably through better targeting of benefits, especially for low-income households with children;

•
Shift the tax burden from labor and capital to consumption, property and the environment in a budgetary neutral manner. To this purpose, review the scope of VAT exemptions and reduced rates and of direct tax expenditures, and reform the cadastral system to align the tax base of commercial and private real estate to market values. Pursue the fight against tax evasion, improve tax compliance and take decisive steps against the shadow economy and undeclared work; and

•
Ensure the proper implementation of measures aiming at market opening in the services sector. Remove remaining restrictions in professional services and foster market access for instance in the provision of local public services where the use of public procurement should be advanced (instead of direct concessions). Pursue deployment of the measures taken to improve market access conditions in network industries, in particular by setting- up the Transport Authority as a priority. Upgrade infrastructure capacity with focus on energy interconnections, intermodal transport and high-speed broadband in telecommunications, also with a view to tackling the North-South disparities.

The 2014 Economic and Financial Document

In April 2014, the Republic of Italy submitted to the EU its 2014 Economic and Financial Document, which included the 2014 Stability Programme and the 2014 National Reform Programme.

The 2014 Stability Programme. The 2014 Stability Programme confirmed Italy's commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance objectives included in the 2014 Stability Programme.

Public Finance Objectives (in % of GDP)

2014 Stability Programme	2013	2014	2015	2016	2017	2018
Net Borrowing	(3.0)	(2.6)	(1.8)	(0.9)	(0.3)	0.3
Interest	5.3	5.2	5.1	5.1	4.9	4.7
Primary balance	2.2	2.6	3.3	4.2	4.6	5.0
Net Structural Borrowing	(0.8)	(0.6)	(0.1)	0.0	0.0	0.0
Structural Change	(0.6)	(0.2)	(0.5)	(0.1)	0.0	0.0
Public Debt, gross of euro area financial support	132.6	134.9	133.3	129.8	125.1	120.5
Public Debt, net of euro area financial support	129.1	131.1	129.5	126.1	121.5	116.9
_________________________
Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by the Republic of Italy through 2018 in connection with the 2014 Stability Programme.

Macroeconomic Forecasts (in %)

2014 Stability Programme	2013	2014	2015	2016	2017	2018
Real GDP	(1.9)	0.8	1.3	1.6	1.8	1.9
Nominal GDP	(0.4)	1.7	2.5	3.1	3.2	3.3
Private consumption	(2.6)	0.2	0.9	1.2	1.6	1.7
Public consumption	(0.8)	0.2	0.3	0.1	0.0	0.2
Gross fixed investment	(4.7)	2.0	3.0	3.6	3.8	3.8
Inventories (% of GDP)	(0.1)	(0.1)	0.0	0.0	0.0	0.0
Exports of goods and services	0.1	4.0	4.4	4.2	4.1	4.1
Imports of goods and services	(2.8)	2.8	4.4	4.1	4.2	4.2
Domestic demand	(2.6)	0.5	1.1	1.3	1.6	1.7
Change in inventories	(0.1)	(0.1)	0.0	0.0	0.0	0.0
Net exports	0.8	0.5	0.2	0.2	0.1	0.1
_________________________
Source: Ministry of Economy and Finance.

The 2014 National Reform Programme. As part of the 2014 National Reform Programme, the Italian Government identified eight policy areas where structural reform is necessary. These areas are (i) Containment of Public Expenditure; (ii) Federalism; (iii) Administrative Efficiency; (iv) Product Market and Competition; (v) Labor and Pensions; (vi) Innovation and Human Capital;

(vii) Support to Businesses; (viii) Support to the Financial System; (ix) Energy and Environment; and (x) Infrastructure and Development.

The table below shows the impact of the measures contained in the 2014 National Reform Programme in terms of expenditure cuts/additions or revenue decreases/additions for each of the eight policy areas described above for the years 2013 to 2018.

Financial Impact of the 2014 National Reform Programme (€ in millions)

2014 National Reform Programme	2013	2014	2015	2016	2017	2018
Containment of Public Expenditure
Additional revenues	668.1	1,633.1	4,133.1	8,133.1	10,103.9	10,095.3
Decrease in revenues	0.0	284.4	419.3	121.4	121.4	3.0
Expenditure cuts	198.5	1,127.7	1,539.6	1,349.7	1,269.7	1,269.7
Additional expenditure	0.0	866.6	9.8	9.4	8.9	2.5
Administrative Efficiency
Additional expenditure	9.0	1,481.6	1,459.1	1,463.5	1,463.5	1,463.5
Infrastructure and Development
Additional expenditure	340.0	1,529.2	1,277.0	958.5	262.0	120.0
Product Market, Competition and Administrative Efficiency
Additional expenditure	0.0	9.0	9.0	9.0	9.0	9.0
Labor and Pensions
Additional revenues	0.0	1,548.1	1,732.0	1,713.5	1,713.5	1,713.5
Additional expenditure	231.6	189.0	106.3	98.5	58.5	58.5
Innovation and Human Capital
Additional expenditure	0.0	169.6	306.9	384.1	356.1	358.1
Support to Business
Additional revenues	0.0	620.8	630.0	626.0	0.0	0.0
Decrease in revenues	0.0	4.0	270.6	422.9	4.0	4.0
Additional expenditure	0.0	36.5	64.1	39.0	0.0	0.0
Energy and Environment
Additional expenditure	0.0	93.5	165.5	155.5	2.5	2.5
_________________________
Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2013 Stability Programme and the 2014 Stability Programme.

Main Finance Indicators – 2013 Stability Programme v. 2014 Stability Programme

	2013	2014	2015	2016	2017
GDP growth rate
2013 Stability Programme	(1.3)	1.3	1.5	1.3	1.4
2014 Stability Programme	(1.9)	0.8	1.3	1.6	1.8
Difference	(0.6)	(0.5)	(0.2)	0.3	0.4
Net Borrowing, as a % of GDP
2013 Stability Programme	(2.9)	(1.8)	(1.5)	(0.9)	(0.4)
2014 Stability Programme	(3.0)	(2.6)	(1.8)	(0.9)	(0.3)
Difference	(0.1)	(0.8)	(0.3)	0.0	0.1
Public Debt, as a % of GDP
2013 Stability Programme	130.4	129.0	125.5	121.4	117.3
2014 Stability Programme	132.6	134.9	133.3	129.8	125.1
Difference	2.2	5.9	7.8	8.4	7.8
_________________________
Source: Ministry of Economy and Finance.

The Update of the 2014 Economic and Financial Document

In September 2014, Italy published its Update of the 2014 Economic and Financial Document, which included revised projections and forecasts given the continued worsening of the economic situation in Italy and Europe.

The table below presents the main public finance objectives included in the Update of the 2014 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2014 Economic and Financial Document	2013	2014	2015	2016	2017	2018
Net Borrowing	(2.8)	(3.0)	(2.9)	(1.8)	(0.8)	(0.2)
Net Structural Borrowing	(0.7)	(0.9)	(0.9)	(0.4)	0.0	0.0
Structural change	0.8	(0.3)	0.1	0.5	0.4	0.0
Public Debt, gross of euro area financial support and acceleration of payments due by the public administration	127.9	131.6	133.4	131.9	128.6	124.6
Public Debt, net of euro area financial support	124.4	127.8	129.7	128.2	125.0	121.0
Public Debt, net of euro area financial support and acceleration of payments due by the public administration	123.2	125.0	126.9	125.6	122.6	118.8
Interest	4.8	4.7	4.5	4.5	4.2	4.1
Primary balance	2.0	1.7	1.6	2.7	3.4	3.9
_________________________
Source: Ministry of Economy and Finance.

The table below presents macroeconomic forecasts prepared by the Republic of Italy through 2018 in connection with the Update of the 2014 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2014 Economic and Financial Document	2013	2014	2015	2016	2017	2018
Real GDP	(1.9)	(0.3)	0.5	0.8	1.1	1.2
Nominal GDP	(0.6)	0.5	1.0	2.1	2.7	2.8
Private consumption	(2.8)	0.1	0.5	0.9	1.2	1.2
Public consumption	(0.7)	0.3	(0.2	(0.3)	0.0	0.1
Investments	(5.4)	(2.1)	0.5	1.6	2.0	2.3
Exports of goods and services	0.6	1.9	2.8	3.0	3.1	3.2
Imports of goods and services	(2.7)	1.8	3.3	3.2	3.3	3.3
Domestic demand	(2.8)	(0.3)	0.4	0.8	1.1	1.2
Change in inventories	0.0	(0.1)	0.1	0.0	0.0	0.0
Net exports	0.9	0.1	(0.1)	0.0	0.0	0.0
_________________________
Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2014 Stability Programme and the Update of the 2014 Economic and Financial Document.

Main Finance Indicators – 2014 Economic and Financial Document
v. Update of the 2014 Economic and Financial Document(*)

	2013	2014	2015	2016	2017	2018
GDP growth rate
2014 Economic and Financial Document	(1.9)	(0.8)	1.3	1.6	1.8	1.9
Update of the 2014 Economic and Financial Document	(1.9)	(0.3)	0.5	0.8	1.1	1.2
Difference	0.0	0.5	(0.8)	(0.8)	(0.7)	(0.7)

	2013	2014	2015	2016	2017	2018

Net Borrowing, as a % of GDP
2014 Economic and Financial Document	(3.0)	(2.6)	(1.8)	(0.9)	(0.3)	0.3
Update of the 2014 Economic and Financial Document	(2.8)	(3.0)	(2.9)	(1.8)	(0.8)	(0.2)
Difference	(0.2)	(0.4)	(1.1)	(0.9)	(0.5)	(0.5)
Public Debt, as a % of GDP
2014 Economic and Financial Document	132.6	134.9	133.3	129.8	125.1	120.5
Update of the 2014 Economic and Financial Document	127.9	131.6	133.4	131.9	128.6	124.6
Difference	(4.7)	(3.3)	0.1	2.1	3.5	4.1
_________________________
(*)
Figures in the 2014 Economic and Financial Document reflect ISTAT's revision of Italy's GDP data for the years 2009 to 2013 in accordance with ESA2010 accounting system. As a result, figures included in the 2014 Economic and Financial Document differ from, and are not comparable to, data published in the 2014 Economic and Financial Document.

Source: Ministry of Economy and Finance.

In October 2014, the Government announced that it intends to adopt additional measures aimed at enhancing the reforms previously approved and achieving the financing targets adopted by the EU. Among other things, such measures are expected to result in a reduction of net borrowing and net structural borrowing in 2015, decreasing from (2.9) per cent of GDP to (2.6) per cent of GDP and from (0.9) per cent of GDP to (0.3) per cent of GDP, respectively. Primary balance and public debt are also expected to reduce accordingly.

The EU Council's policy recommendations to Italy for the period 2014-2015

As part of the European Semester process, in June 2014, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy's macroeconomic and fiscal situation as outlined in the 2014 Stability Programme and the 2014 National Reform Programme. ECOFIN recommended that Italy take action over the period 2014-2015 to:

•
Reinforce the budgetary measures for 2014 in the light of the emerging gap relative to the Stability and Growth Pact requirements, namely the debt reduction rule, based on the Commission 2014 spring forecast. In 2015, to significantly strengthen the budgetary strategy to ensure compliance with the debt reduction requirement;

•
Ensure that the general government debt is on a sufficiently downward path; carry out the ambitious privatization plan; implement a growth-friendly fiscal adjustment based on the announced significant savings coming from a durable improvement of the efficiency and quality of public expenditure at all levels of government, while preserving growth-enhancing spending like R&D, innovation, education and essential infrastructure projects. Guarantee the independence and full operationalization of the fiscal council as soon as possible and no later than in September 2014, in time for the assessment of the 2015 Draft Budgetary Plan;

•
Further shift the tax burden from productive factors to consumption, property and the environment, in compliance with the budgetary targets. Evaluate the effectiveness of the recent reduction in the labor tax wedge and ensure its financing for 2015, review the scope of direct tax expenditures and broaden the tax base, notably on consumption;

•
Consider the alignment of excise duties on diesel to those on petrol and their indexation on inflation, and remove environmentally harmful subsidies. Implement the enabling law for tax reform by March 2015, including by adopting the decrees leading to the reform of the cadastral system to ensure the effectiveness of the reform of real estate taxation. Further improve tax compliance by enhancing the predictability of the tax system, simplifying procedures, improving tax debt recovery and modernizing tax administration. Pursue the fight against tax evasion and take additional steps against the shadow economy and undeclared work;

•
Improve the efficiency of public administration, clarify competences at all levels of Government. Ensure better management of EU funds by taking decisive action to improve administrative capacity, transparency, evaluation and quality control at regional level, especially in southern regions. Further enhance the effectiveness of anti-corruption measures, including by revising the statute of limitations by the end of 2014, and strengthening the powers of the national anticorruption authority. Timely monitor the impact of the reforms adopted to increase the efficiency of civil justice with a view to securing their effectiveness and adopting complementary action if needed;

•
Reinforce the resilience of the banking sector and ensure its capacity to manage and dispose of impaired assets to revive lending to the real economy. Foster non-bank access to finance for firms, especially small and medium-sized businesses. Continue to promote and monitor efficient corporate governance practices in the whole banking sector, with particular attention to large cooperative banks (banche popolari) and foundations, with a view to improving the effectiveness of financial intermediation;

•
Evaluate, by the end of 2014, the impact of the labor market and wage-setting reforms on job creation, dismissals' procedures, labor market duality and cost competitiveness, and assess the need for additional action. Work towards a comprehensive social protection for the unemployed, while limiting the use of wage supplementation schemes to facilitate labor re-allocation. Strengthen the link between active and passive labor market policies, starting with a detailed roadmap for action by September 2014, and reinforce the coordination and performance of public employment services across the country. Adopt effective action to promote female employment, by adopting measures to reduce fiscal disincentives for second earners by March 2015 and providing adequate care services;

•
Provide adequate support services across the country to young people with no permanent job and ensure a stronger private sector's commitment to offering quality apprenticeships and traineeships by the end of 2014. In order to address exposure to poverty and social exclusion, scale-up the national social assistance scheme, in a fiscally neutral way, by ensuring an efficient selection of the beneficiaries of such scheme, based on strict requirements to be applied consistently across Italy, as well as by strengthen the links with other existing measures. Improve the efficiency of family support schemes and similar services supporting low income families with children;

•
Implement the National System for Evaluation of Schools to improve school outcomes in turn and reduce rates of early school leaving. Increase the use of work-based learning in upper secondary vocational education and training and strengthen vocationally-oriented tertiary education. Create a national register of qualifications to ensure wide recognition of skills. Ensure that public funding better rewards the quality of higher education and research;

•
Approve the pending legislation aimed at simplifying the regulatory environment for businesses and citizens and address implementation gaps in existing legislation. Foster market opening and remove remaining barriers to, and restrictions on competition in the professional and local public services, insurance, fuel distribution, retail and postal services sectors;

•
Enhance the efficiency of public procurement, especially by streamlining procedures including through the use of e-procurement, rationalizing the central purchasing bodies and securing the proper application of pre- and post-award rules. In local public services, rigorously implement the legislation providing for the rectification of contracts that do not comply with the requirements on in-house awards by 31 December 2014; and

•
Ensure swift and full operationalization of the Transport Authority by September 2014. Approve the list of strategic infrastructure in the energy sector and enhance port management and connections with the hinterland.

Revenues and Expenditures

The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.

General Government Revenues and Expenditures

	2009	2010	2011	2012	2013
	(€ in millions)
Expenditures
Compensation of employees	171,050	172,002	168,415	165,165	164,062
Intermediate consumption	89,676	90,177	91,282	88,373	86,861
Market purchases of social benefits in kind	44,716	45,549	44,444	43,485	43,204
Social benefits in cash	291,495	298,418	304,211	311,119	319,525
Subsidies to firms	16,743	17,412	15,161	15,746	16,816
Interest payments	70,863	71,153	78,397	86,474	82,041
Other expenditures	46,959	46,390	43,876	41,720	43,919
Total current expenditures	731,502	741,101	745,786	752,082	756,428
Gross fixed investments	38,404	33,424	31,985	29,932	27,166
Investments grants	24,310	17,850	18,137	17,564	14,312
Other capital expenditures	4,220	1,562	-1,442	1,295	1,058
Total capital account expenditures	66,934	52,836	48,680	48,791	42,536
Total expenditures	798,436	793,937	794,466	800,873	798,964
as a % of GDP	52.5	51.2	50.3	51.1	51.2
Deficit (surplus) on current account	32,133	23,217	21,121	4,422	14,022
Net borrowing	83,413	69,919	59,112	47,356	47,345
as a % of GDP	5.5	4.5	3.7	3.0	3.0

Revenues
Direct taxes	222,185	226,050	226,366	237,132	238,452
Indirect taxes	206,403	217,883	221,651	234,373	225,847
Actual social security contributions	208,373	209,693	212,236	211,729	210,679
Imputed social security contributions	4,182	4,135	4,263	4,238	4,298
Income from capital	8,607	9,586	11,038	9,695	10,658
Other revenues	49,639	50,537	49,111	50,493	52,472
Total current revenues	699,389	717,884	724,665	747,660	742,406
Capital taxes	12,256	3,497	6,981	1,551	4,147
Other capital revenues	3,378	2,637	3,708	4,306	5,066
Total capital revenues	15,634	6,134	10,689	5,857	9,213
Total revenues	715,023	724,018	735,354	753,517	751,619
as a % of GDP	47.1	46.7	46.5	48.1	48.2
Primary balance	-12,550	1,234	19,285	39,118	34,696
as a % of GDP	-0.8%	0.1%	1.2%	2.5%	2.2%
_________________________
Source: ISTAT and Bank of Italy.

General government revenue decreased by 0.3 per cent or €1.9 billion in 2013, in line with nominal GDP. The net effect of the discretionary measures introduced from 2011 was nil. The ratio of tax revenues and social contributions to GDP, which had increased by 1.5 percentage points in 2012, decreased by 0.2 points to 43.8 per cent. Social security contributions decreased by 0.5 per cent, while current tax revenue fell by 1.5 per cent. This was partly due to the 3.6 per cent decrease in receipts from indirect taxes associated with the decrease in VAT receipts and revenue from the municipal property tax (IMU) as a result of its abolition principally in respect of non-luxury owner-occupied houses.

Direct taxes increased by 0.6 per cent due to the increase in revenue from corporate income tax and from some withholding taxes on income from financial assets. Receipts from capital taxes rose by 57.3 per cent or €3.4 billion driven by revenue from withholding tax on the alignment of fiscal and book values. General government expenditures decreased by 0.2 per cent in 2013, rising from 51.1 to 51.2 per cent of GDP. The decrease was due to the decline in interest payments and further drop in capital expenditure. Primary expenditure began to increase in 2013 after falling for three successive years. Italy recorded a current account surplus of €15.5 billion for the first time since 2001 (1.0 per cent of GDP), compared to a deficit of approximately €4.1 billion in 2012 (0.3 per cent of GDP). Between 2010, when the current account deficit reached a post-1974 high of 3.4 per cent of GDP, and 2013, the current account improved by a total of 4.4 points, reflecting mainly the 12.2 per cent increase in receipts and a 1.7 per cent decline in payments.

Expenditures

Compensation of employees. Compensation of employees decreased by 0.7 per cent in 2013 compared to a 1.9 per cent decrease in 2012. Contributing factors were the further fall in the number of employees (0.7 per cent) which was affected by limitations on hiring, and the freeze on wage negotiations. Pursuant to Law Decree No. 78 of 2010, public employee wages for the 2011-2013 three-year period were frozen at the 2010 level of total compensation, resulting in a reduction of expenditure for employee compensation in the public sector of €1.7 billion in 2011, €2.7 billion in 2012 and €3.3 billion in 2013.

Intermediate consumption. Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, decreased by 1.7 per cent in 2013 compared to a 3.2 per cent decrease in 2012 which results from the measures to curb spending introduced in 2011.

Market purchases of social benefits in kind. Expenditure on social benefits in kind decreased for the third successive year, contracting by 0.6 per cent in 2013 and 2.2 per cent in 2012. In 2013, expenditure on social benefits in kind was of 2.8 per cent of GDP.

Expenditure for public health and education are accounted for under wages and salaries, cost of goods and services and production grants.

Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Ninety per cent of expenditure on social benefits in kind in 2013 related to health care.

Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.

Social benefits in cash. Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash increased by 2.7 per cent in 2013 compared to a 2.3 per cent increase in 2012. Expenditure on pensions increased by 2.2 per cent in 2013, while the non-pension component grew by 6.3 per cent as a result of expenditure on unemployment and welfare. For additional information relating to government expenditure in connection with the national pension system, see "The Italian Economy—Social Welfare System", Exhibit 2—2014 Stability Programme and Exhibit 3—2014 National Reform Programme.

Subsidies to firms. Subsidies to firms, which are current payments by the general government to resident producers that are not required to be reimbursed, increased by 6.8 per cent in 2013 compared to a 3.9 per cent decrease in 2012.

Interest payments. Interest payments by the government decreased by €4.4 billion or 5.1 per cent in 2013 as compared to €8.4 billion or 10.3 per cent increase in 2012. The ratio of interest payments to nominal GDP was 5.3 per cent and 5.5 per cent in 2013 and 2012, respectively. For additional information on Italy's public debt, see "Public Debt".

Other Expenditures. Other expenditures increased by 5.3 per cent in 2013 compared to a 4.9 per cent decrease in 2012.

Revenues

Taxes. Italy's tax structure includes taxes imposed at the state and local levels and provides for both direct taxation through income taxes and indirect taxation through a VAT and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.

VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government's efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.

Italy's fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, decreased from 44.0 per cent in 2012 to 43.8 per cent in 2013. This decrease was mainly due to the decrease in indirect tax revenues, which fell by 3.6 per cent from 15.0 per cent of GDP in 2012 to 14.5 per cent of GDP in 2013.

This data is prepared on a cash basis. The following table sets forth the composition of tax revenues for the periods indicated.

Composition of Tax Revenues(1)

	2009	2010	2011	2012	2013
	(€ in millions)

Direct taxes
Personal income tax	153,508	159,939	159,076	158,894	157,644
Corporate income tax	37,678	37,731	36,971	37,555	40,543
Investment Income tax	13,215	7,598	7,269	10,157	13,842
Other	15,963	8,556	11,313	16,296	14,814
Total direct taxes	220,364	213,823	214,628	222,902	226,843

	2009	2010	2011	2012	2013
	(€ in millions)
Indirect taxes
VAT	108,727	112,891	115,608	113,025	110,094
Other transaction-based taxes	21,054	20,846	21,328	19,382	20,532
Taxes on production of mineral oil	20,818	19,765	20,254	24,168	23,785
Taxes on production of methane gas	4,360	4,169	4,604	3,799	3,709
Tax on electricity consumption	1,286	1,244	1,236	2,526	2,161
Tax on tobacco consumption	10,070	10,241	10,398	10,401	9,850
Taxes on lotto and lotteries	12,826	11,743	12,770	11,575	11,352
Other(2)	1,947	1,957	1,959	1,929	2,449
Total indirect taxes	181,089	182,856	188,157	186,805	183,932
Total taxes	401,453	396,679	402,785	409,707	410,775
_________________________
(1)
The data presented in this "Composition of Tax Revenues" table does not correspond to the general government direct and indirect tax revenue figures contained in the preceding table entitled "General Government Revenues and Expenditures," primarily because the "Composition of Tax Revenues" table is prepared on a cash basis while the "General Government Revenues and Expenditures" table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this "Composition of Tax Revenues" table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	Taxes classified as "other" are non-recurring, therefore highly variable.

Source: Bank of Italy.

In 2013, total taxation revenue (as reported in the "Composition of Tax Revenues" table on an accrual basis) was substantially unchanged, increasing by 0.3 per cent compared to 2012. This increase resulted from an increase in direct tax receipts, which was partially offset by a decrease in revenues from indirect taxes. In 2013, the increase in direct tax revenue (as reported in the "Composition of Tax Revenues" table on an accrual basis) was primarily due to an increase in revenues from corporate income and investment income taxation. By contrast, the decrease in revenue from indirect taxes (as reported in the "Composition of Tax Revenues" table on an accrual basis) was primarily due to a fall in revenue from VAT and tax receipts from electricity consumption.

Actual social security contributions. Actual social security contributions, which consist of payments made for the benefit of employees, decreased by 0.5 per cent in 2013 compared to an increase of 0.2 per cent in 2012.

Imputed social security contributions. Imputed social security contributions, which represent the counterpart to unfunded social benefits paid directly to employees and former employees and other eligible persons without involving an insurance company or autonomous pension fund, and without creating a special fund or segregated reserve for the purpose, increased by 1.4 per cent in 2013 compared to a decrease of 0.6 per cent in 2012.

Income from capital. Income from capital increased by 9.9 per cent in 2013 compared to a decrease of 12.2 per cent in 2012.

Other Revenue. Other revenue increased by 3.9 per cent in 2013 compared to a 2.8 per cent increase in 2012.

Government Enterprises

The following chart summarizes certain basic data regarding the largest companies in which the Government holds an interest, for the periods indicated. The Government continues to participate in the election of the boards of directors, but does not directly participate in the management, of these companies.

Largest Government Companies(1)(2)

Company	Industry Sector	Per cent of Government Ownership as of December 31, 2012	Total Assets	Total Liabilities	Net profit (loss)
			At December 31,		For the year ended December 31,
			2013	2013	2011	2012	2013
		(€ in millions, except percentages)
Cassa Depositi e Prestiti S.p.A.(3)	Financial Services	80.1	340,467	316,967	2,345	3,235	2,899
ENEL S.p.A.	Electricity	31.2	164,148	111,309	5,323	1,442	4,780
ENI S.p.A.	Oil and Gas	30.1	138,088	76,914	7,803	8,676	4,972
Ferrovie dello Stato Italiane S.p.A.	Railroads	100	63,241	26,087	285	381	460
Finmeccanica S.p.A.	Defense/Aerospace	30.2	29,034	25,355	(2,306)	(792)	74
Fintecna S.p.A.	Financial Services	100	7,059	4,676	76.5	106.8	253.9
Poste Italiane S.p.A.	Post/Financial Services	100	133,926	126,810	846	1,032	1,005
_________________________
(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.

(2)	Including shares indirectly owned by the Government through CDP.

(3)	The remaining 19.9 per cent of CDP was owned by various banking foundations.

Source: Ministry of Economy and Finance.

PUBLIC DEBT

General

Italy's public debt includes debt incurred by the central Government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

The Treasury manages the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities. The Stability Law and the Budget Law authorize the incurrence of debt by the government. For additional information on Italy's budget and financial planning process and the Stability Law and the Budget Law, see "Public Finance—The Budget Process".

The following table summarizes Italy's public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.

For the purposes of this section, Italy's GDP data for the years 2009 to 2013 were prepared in accordance with ESA2010 accounting system and, therefore, are not comparable to the GDP figures presented in the sections "Italian Economy" and "Public Debt".

Total Public Debt(*)

	December 31,
	2009	2010	2011	2012	2013
	(Millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	140,096	130,054	131,693	151,119	141,098
Medium- and long-term bonds (initially incurred or issued in Italy)	1,236,446	1,324,754	1,386,937	1,427,338	1,524,751
External bonds (initially incurred or issued outside Italy)(2)	60,058	61,978	58,541	50,667	47,250
Total Treasury Issues	1,436,600	1,516,786	1,577,171	1,629,124	1,713,099
Postal savings(3)	30,004	25,196	22,079	20,933	18,853
Treasury accounts(4)	123,518	127,485	127,840	136,627	136,117
Other debt incurred by:
FS (bonds and other debt)(5)	111	15	-	-	-
ISPA (bonds and other debt)(6)	11,034	11,048	11,070	11,100	11,106
Central Government entities(7)	58,413	53,436	53,007	77,426	86,050
Other general Government entities(8)	109,573	117,290	116,458	114,725	104,616
Total public debt	1,769,253	1,851,256	1,907,625	1,989,935	2,069,841
as a percentage of GDP	112.4%	115.3%	116.4%	122.2%	127.9%
Liquidity buffer(9)	(29,711)	(42,310)	(23,430)	(33,603)	(36,863)
Total public debt net of liquidity buffer	1,739,542	1,808,946	1,884,195	1,956,332	2,032,978
_________________________
(*)
Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled "Selected Public Finance Indicators" in "Public Finance" and to the figures presented in the sections "Italian Economy" and "Public Debt".

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)	Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)
Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates issued by CDP that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP as described in detail below.

(4)
Treasury accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and by companies set up in connection with securitization transactions carried out by the Treasury.

(5)
The line item includes debt securities issued by Ferrovie dello Stato Italiane S.p.A., or "FS," the state railway entity and other debt incurred by FS and assumed by the Treasury pursuant to Italian law in 1996.

(6)
The indebtedness of Infrastrutture S.p.A., or "ISPA," in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. More information is provided below.

(7)	The line item includes all internal and external liabilities incurred by other central Government entities and all residual liabilities incurred by the central Government.

(8)	The line item includes all internal and external liabilities incurred by local authorities.

(9)	The line item includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, mainly funded by privatization proceeds.

Source: Ministry of Economy and Finance.

In 2011, Italy's debt-to-GDP was 116.4 per cent, compared to 115.3 per cent in 2010. The increase reflected the gap between the average cost of the debt and the expansion of nominal GDP (2.9 per cent), only partly offset by the primary surplus of 1.0 per cent and the factors that affect net borrowing but not debt.

In 2012, Italy's debt-to-GDP was 122.2 per cent, compared to 116.4  per cent in 2011. The increase reflected the decrease in nominal GDP and the increase in total public debt in 2012.

In 2013, Italy's debt-to-GDP was 127.9 per cent, compared to 122.2 per cent in 2012. This increase reflected the decrease in nominal GDP and the increase in total public debt in 2013. For additional information on the drivers of the decrease in GDP growth, see "Italian Economy—Update for the fiscal year ended December 31, 2013".

The Government's latest forecasts of the debt-to-GDP ratio are included in the Update of the 2014 Economic and Financial Document. The table below shows the Government's forecasts of the debt-to-GDP ratio for the period 2014-2018. For additional information on the Government's forecasts of the debt-to-GDP ratio, see "Public Finance—The 2014 Economic and Financial Document", "The Italian Economy", "Public Debt", Exhibit 2—2014 Stability Programme and Exhibit 4—Update of the 2014 Economic and Financial Document.

Forecasted Debt-to-GDP Ratios

Update of the 2014 Economic and Financial Document	2014	2015	2016	2017	2018
Public Debt, gross of euro area financial support	131.6	133.4	131.9	128.6	124.6
Public Debt, net of euro area financial support	127.8	129.7	128.2	125.0	121.0
_________________________
Source: Ministry of Economy and Finance.

Conversion of Cassa Depositi e Prestiti. From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company, in December 2003:

•	the Ministry of Economy and Finance assumed €101 billion of CDP's postal bonds and accounts. Prior to December 2003, Italy accounted for CDP's entire postal savings liabilities;

•	the remaining obligations of CDP in respect of postal savings (amounting to approximately €73 billion), guaranteed by the Government, ceased to be accounted for as a portion of public debt; and

•
loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities or in the debt of central government, when it was fully committed to the refunding.

CDP's obligations in respect of postal savings guaranteed by the Government have increased since December 2003 and, as of December 31, 2013, amounted to approximately €242.2 billion.  For additional information on CDP, see "Italian Economy––Services".

Public Debt Management. Although debt management continues to be geared towards lengthening the average residual maturity of public debt, the average maturity of government debt decreased from 6.62 years at the end of 2012 to 6.43 years at the end of 2013. This slight decrease was primarily due to a reduction in the average maturity of fixed rate and floating rate securities, which was partially offset by an increase in the average maturity of securities indexed to the inflation rate.

The Government's objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total outstanding Government bonds represented by fixed rate securities, while reducing the proportion of total outstanding Government bonds represented by floating rate and short-term securities to less than one-third.

The table below presents the percentage of total outstanding Government bonds represented by fixed rate securities, the securities indexed to the euro area inflation rate (BTP€i) and floating rate securities as of December 31, 2011, 2012 and 2013.

Breakdown of Total Outstanding Government Bonds (in %)

	December 31,
	2011	2012	2013
Fixed rate securities	73.7	73.2	71.9
Securities indexed to the inflation rate (BTP€i+BTP Italia)	7.8	8.3	11.8
Floating rate securities	18.5	18.5	16.3
Total Outstanding Government Bonds	100	100	100
_________________________
Source: Ministry of Economy and Finance.

The table below shows the yields on 3-year and 10-year BTPs issued by the Treasury for each quarter of 2012 and 2013 and the first three quarters of 2014.

Quarterly Yields on 3-Year and 10-Year BTPs

	2012				2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
BTP 3-year	3.84	4.36	3.73	2.66	2.22	2.21	2.56	2.04	1.36	0.97	0.71
BTP 10-year	6.05	5.68	5.97	4.88	4.54	4.23	4.48	4.20	3.73	3.18	2.57
_________________________
Source: Ministry of Economy and Finance.

The Government also intends to reduce public debt through a program of privatization of public real estate assets and companies in which the government holds interests. In November 2012, CDP exercised its option to acquire at market conditions the interests held by the government in SACE, Fintecna and Simest.

The Government also expects that the envisaged public real estate assets privatization program will result in additional revenues equal to approximately 0.7 per cent of GDP per year from 2014 to 2016.

Summary of Internal Debt

Internal debt is debt, payable in Euro, initially incurred or issued in Italy. The Republic of Italy's total internal public debt as of December 31, 2013 was €1,974,491 million, an increase of €75,337 million from December 31, 2012. The following table summarizes the internal public debt as of December 31 of each of the years indicated.

Internal Public Debt

	2009	2010	2011	2012	2013
	(Millions of euro)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	140,096	130,054	131,693	151,119	141,098
Medium- and Long-Term Bonds
CTZ(2)	64,748	71,989	67,425	61,312	76,427
CCT(3)	163,599	156,584	143,727	122,590	124,717
BTP(4)	906,302	992,692	1,054,675	1,094,496	1,123,665
BTP€i(5)	101,797	103,489	121,110	121,829	133,566
BTP Italia(6)	-	-	-	27,111	66,376
Total	1,376,542	1,454,808	1,518,630	1,578,457	1,665,849

	2009	2010	2011	2012	2013
Postal savings	30,004	25,196	22,079	20,933	18,853
Treasury accounts(7)	123,518	127,485	127,840	136,627	136,117
ISPA loans(8)	500	500	500	500	500
Central Government entities	55,893	50,997	49,022	50,045	50,678
Other general Government entities	107,407	115,135	114,314	112,592	102,495
Total internal public debt	1,693,864	1,774,121	1,832,385	1,899,154	1,974,491
Liquidity buffer(9)	(29,711)	(42,310)	(23,430)	(33,603)	(36,863)
Total internal public debt net of liquidity buffer	1,664,153	1,731,811	1,808,955	1,865,551	1,937,628
_________________________
(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)
BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)
BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.

(7)
The item includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. For additional information, see "Monetary System—Monetary Policy".

(8)	The item includes the portion of debt incurred by ISPA in Italy, guaranteed by the state, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

(9)
All indebtedness included in this line has been treated as funded debt in this "Public Debt" section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad.

Source: Ministry of Economy and Finance.

The following table divides the internal public debt into floating debt and funded debt as of December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Summary of Floating and Funded Internal Debt

	December 31,
	2009	2010	2011	2012	2013
	(Millions of euro)
Floating internal debt(1)	176,575	174,256	171,641	186,242	180,081
Funded internal debt	1,517,289	1,599,865	1,660,744	1,712,912	1,794,410
Total internal public debt	1,693,864	1,774,121	1,832,385	1,899,154	1,974,491
_________________________
(1)	Includes BOTs with a maturity at issuance of three and six months and postal savings.

Source: Ministry of Economy and Finance.

In 2012 and 2013, the ratio of short-term bonds to total debt issued was approximately 9.81 per cent and approximately 9.12 per cent, respectively.

Summary of External Debt

External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2013 was €95,349 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.

Summary of External Debt

	December 31,
	2009	2010	2011	2012	2013
	(Millions of euro)
External Treasury Bonds(1)	60,058	61,978	58,541	50,667	47,250
FS (bonds and loans)(2)	111	15	0	0	0
ISPA (bonds and loans)(3)	10,534	10,548	10,570	10,600	10,606
Central Government entities	2,520	2,439	3,985	27,381	35,372
Other general Government entities	2,166	2,155	2,144	2,133	2,121
Total external public debt	75,389	77,135	75,240	90,781	95,349
_________________________
(1)
Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(2)	The item includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

(3)
The item includes the full amount of ISPA bonds and the portion of debt incurred by ISPA outside Italy, guaranteed by the state, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

Source: Ministry of Economy and Finance.

The following table sets forth a breakdown of the external public debt of Italy, by currency, as of December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	December 31,
	2009	2010	2011	2012	2013
	(in millions)
Euro(1)	20,833	21,394	22,323	21,946	22,522
British Pounds	2,150	2,450	2,450	2,450	2,450
Swiss Francs	5,500	4,000	3,000	3,000	3,000
U.S. Dollars	32,450	36,000	31,500	23,000	19,000
Japanese Yen	685,000	585,000	585,000	585,000	585,000
Norwegian Kroner	4,000	4,000	4,000	2,000	2,000
Australian Dollars	—	—	—	—	—
Czech Koruna	7,470	7,470	7,470	7,470	7,470
_________________________
(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the state, which is shown in the previous table.

Source: Ministry of Economy and Finance.

Italy accesses the international capital markets through a global bond program registered under the United States Securities Act of 1933 on Schedule B (the "Global Bond Programme"), a US$72 billion medium-term note program established in 1998 and a US$15 billion commercial paper program established in 1999 and updated in December of 2011. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003, including the Global Bond Programme. Italy will include the EU Collective Action Clauses, including Cross Series Modification Clauses, in the documentation of all bonds it issues after January 1, 2013. For additional information regarding Italy's implementation of EU Collective Action Clauses, see "The Italian Economy—EU Measures to Address the Eurocrisis".

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1) as of December 31, 2013

Security	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	43,211
Treasury accounts	floating	none	136,870
Total floating internal debt of the Treasury			180,081
Liquidity buffer	floating	none	(36,863)
Total floating internal debt net of liquidity buffer			143,218
_________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance

Funded Internal Debt of the Treasury(1) as of December 31, 2013

Security	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	97,883
CTZ	various	various	76,427
CCT	various	various	124,717
BTP	various	various	1,123,665
BTP€I	various	various	133,566
BTP Italia	various	various	66,376
Total funded internal debt of the Treasury			1,622,634
_________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of December 31, 2013

The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2013.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price(%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€2,537,887,027.77
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,450,221,158.73
$4,000,000,000	4.50%	99.41	January 21, 2005	January 21, 2015	$4,000,000,000	€2,900,442,317.45
$2,000,000,000	4.75%	99.34	January 25, 2006	January 25, 2016	$2,000,000,000	€1,450,221,158.73
$3,000,000,000	5.25%	99.85	September 20, 2006	September 20, 2016	$3,000,000,000	€2,175,331,738.09
$2,000,000,000	5.38%	99.37	June 12, 2007	June 12, 2017	$2,000,000,000	€1,450,221,158.73
$2,500,000,000	3.13%	99.672	January 26, 2010	January 26, 2015	$2,500,000,000	€1,812,776,448.41

					$19,000,000,000	€13,777,101,008

Euro(2)

€60,000,000	Floating	99.61	October 8, 1998	October 8, 2018	€60,000,000	€60,000,000
€300,000,000	Floating	101.43	October 15, 1998	October 15, 2018	€300,000,000	€300,000,000
€1,000,000,000	Floating	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 19, 2031	€150,000,000	€150,000,000
€3,000,000,000	5.75%	100.04	July 25, 2001	July 25, 2016	€3,000,000,000	€3,000,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 2, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€1,000,000,000	Floating	99.85	March 22, 2006	March 22, 2018	€1,000,000,000	€1,000,000,000
€192,000,000	4.43%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€300,000,000	Floating	100.00	March 30, 2006	March 29, 2026	€300,000,000	€300,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,141,790,000	€1,141,790,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€285,510,000	€285,510,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€560,800,000	€560,800,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€250,000,000	Floating	99.85	November 11, 2010	November 11, 2018	€250,000,000	€250,000,000
€125,000,000	2.85%	99.90	November 22, 2010	November 22, 2014	€125,000,000	€125,000,000
€125,000,000	3.75%	99.89	November 22, 2010	September 1, 2018	€125,000,000	€125,000,000
€250,000,000	3.70%	99.66	November 22, 2010	May 22, 2018	€250,000,000	€250,000,000
€150,000,000	3.80%	99.65	December 23, 2010	January 23, 2017	€150,000,000	€150,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€533,110,000	€533,110,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,156,000,000	6.46%	100.00	July 1, 2011	December 31, 2027	€2,021,079,390	€2,021,079,390
€250,000,000	5.00%	99.196	September 22, 2011	September 22, 2017	€250,000,000	€250,000,000
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€238,613,500	€238,613,500
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€286,314,227	€286,314,227
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000

					€22,522,217,117	€22,522,217,117

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

Euro Ispa Bonds(3)

€1,000,000,000	4.50%	99.387	February 6, 2004	July 31, 2014	€1,000,000,000	€1,000,000,000
€750,000,000	2.25% Inflation Indexed	99.368	February 6, 2004	July 31, 2019	€905,497,500	€905,497,500
€3,250,000,000	5.13%	98.934	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.125	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€9,605,497,500	€9,605,497,500

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
Swiss Franc(4)(*)
ChF 2,000,000,000	2.50%	100.09	February 2, 2005	March 2, 2015	ChF 2,000,000,000	€1,629,200,000
ChF 1,000,000,000	2.50%	99.336	January 30, 2006	January 30, 2018	ChF 1,000,000,000	€814,600,000
					ChF 3,000,000,000	€2,443,800,000
Pound Sterling(5)(*)
£400,000,000	10.50%	100.875	April 28, 1989	April 28, 2014	£400,000,000	€479,800,000
£1,500,000,000	6.00%	98.565	August 4, 1998	August 4, 2028	£1,500,000,000	€1,799,250,000
£250,000,000	5.25%	99.476	July 29, 2004	December 7, 2034	£250,000,000	€299,875,000
£300,000,000	Floating	100.00	April 28, 2010	April 28, 2015	£300,000,000	€359,850,000
					£2,450,000,000	€2,938,775,000
Norwegian Kroner(6)(*)
NOK 2,000,000,000	4.34%	100.00	June 23, 2003	June 23, 2015	NOK 2,000,000,000	€239,148,631
					NOK 2,000,000,000	€239,148,631
Japanese Yen(7)(*)
¥125,000,000,000	5.50%	100.00	December 15, 1994	December 15, 2014	¥125,000,000,000	€863,736,871
¥125,000,000,000	4.50%	100.00	June 8, 1995	June 8, 2015	¥125,000,000,000	€863,736,871
¥100,000,000,000	3.70%	100.00	November 14, 1996	November 14, 2016	¥100,000,000,000	€690,989,497
¥100,000,000,000	3.45%	99.80	March 24, 1997	March 24, 2017	¥100,000,000,000	€690,989,497
¥25,000,000,000	2.87%	100.00	May 18, 2006	May 18, 2036	¥25,000,000,000	€172,747,374
¥50,000,000,000	Floating	100.00	April 24, 2008	April 24, 2018	¥50,000,000,000	€345,494,748
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019	¥30,000,000,000	€207,296,849
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019	¥30,000,000,000	€207,296,849
					¥585,000,000,000	€4,042,288,557
Czech Koruna(8)(*)
CZK 2,490,000,000	4.36%	100.00	October 3, 2007	October 3, 2017	CZK 2,490,000,000	€90,885,000
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€90,885,000
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€90,885,000
					CZK 7,470,000,000	€272,655,000
TOTAL OUTSTANDING						€55,841,534,182.12
_________________________
(1)	U.S. dollar amounts have been converted into euro at $1.3791/€1.00, the exchange rate prevailing at December 31, 2013.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.

(4)	Swiss Franc amounts have been converted into euro at ChF1.2276/€1.00, the exchange rate prevailing at December 31, 2013.

(5)	Pounds Sterling amounts have been converted into euro at £0.8337/€1.00, the exchange rate prevailing at December 31, 2013.

(6)	Norwegian Kroner amounts have been converted into euro at NOK8.363/€1.00, the exchange rate prevailing at December 31, 2013.

(7)	Japanese Yen amounts have been converted into euro at ¥122.76/€1.00, the exchange rate prevailing at December 31, 2013.

(8)	Czech Koruna amounts have been converted into euro at CZK27.427/€1.00, the exchange rate prevailing at December 31, 2013.

(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.

Source: Ministry of Economy and Finance.

	As of December 31, 2013
Currency	Before Swap	After Swap
US Dollars	24.7%	2.87%
Euro(1)	57.5%	97.13%
Swiss Francs	4.4%	-
Pounds Sterling	5.3%	-
Norwegian Kroner	0.4%	-
Japanese Yen	7.2%	-
Czech Koruna	0.5%	-
Total External Bonds (in millions of Euro)	55,841.53	56,820.19
_________________________
(1)	Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of September 30, 2014

The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2014.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€2,781,530,637
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,589,446,078
$4,000,000,000	4.50%	99.41	January 21, 2005	January 21, 2015	$4,000,000,000	€3,178,892,156
$2,000,000,000	4.75%	99.34	January 25, 2006	January 25, 2016	$2,000,000,000	€1,589,446,078
$3,000,000,000	5.25%	99.85	September 20, 2006	September 20, 2016	$3,000,000,000	€2,384,169,177
$2,000,000,000	5.38%	99.37	June 12, 2007	June 12, 2017	$2,000,000,000	€1,589,446,078
$2,500,000,000	3.13%	99.672	January 26, 2010	January 26, 2015	$2,500,000,000	€1,986,807,597

					$19,000,000,000	€15,099,737,741

Euro(2)

€ 125,000,000	2.85%	99.90	November 22, 2010	November 22, 2014	€ 125,000,000	€ 125,000,000
€ 3,000,000,000	5.75%	100.04	July 25, 2001	July 25, 2016	€ 3,000,000,000	€ 3,000,000,000
€ 150,000,000	3.80%	99.65	December 23, 2010	January 23, 2017	€ 150,000,000	€ 150,000,000
€ 250,000,000	5.00%	99.196	September 22, 2011	September 22, 2017	€ 250,000,000	€ 250,000,000
€ 1,000,000,000	Floating	99.85	March 22, 2006	March 22, 2018	€ 1,000,000,000	€ 1,000,000,000
€ 250,000,000	3.70%	99.66	November 22, 2010	May 22, 2018	€ 250,000,000	€ 250,000,000
€ 125,000,000	3.75%	99.89	November 22, 2010	September 1, 2018	€ 125,000,000	€ 125,000,000
€60,000,000	Floating	99.61	October 8, 1998	October 8, 2018	€60,000,000	€60,000,000
€300,000,000	Floating	101.43	October 15, 1998	October 15, 2018	€300,000,000	€300,000,000
€250,000,000	Floating	99.85	November 11, 2010	November 11, 2018	€250,000,000	€250,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000
€1,000,000,000	Floating	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€532,390,000	€532,390,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€253,707,785	€253,707,785
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€300,000,000	Floating	100.00	March 30, 2006	March 29, 2026	€300,000,000	€300,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€2,156,000,000	6.46%	100.00	July 1, 2011	December 31, 2027	€2,021,079,392	€2,021,079,392
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 19, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€192,000,000	4.43%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

€230,000,000	4.2% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€238,291,500	€238,291,500
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€249,830,000	€249,830,000
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,140,240,000	€1,140,240,000
€500,000,000	2.2% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€560,040,000	€560,040,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€250,000,000	2.00 % Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€285,122,500	€285,122,500
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000

					€22,735,701,177	€22,735,701,177

Euro Ispa Bonds(3)

€750,000,000	2.25% Inflation Indexed	99.368	February 6, 2004	July 31, 2019	€907,192,500	€907,192,500
€3,250,000,000	5.13%	98.934	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.125	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€8,607,192,500	€8,607,192,500

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
Swiss Franc(4)(*)
ChF 2,000,000,000	2.50%	100.09	February 2, 2005	March 2, 2015	ChF 2,000,000,000	€1,657,962,364
ChF 1,000,000,000	2.50%	99.336	January 30, 2006	January 30, 2018	ChF 1,000,000,000	€828,981,182
					ChF 3,000,000,000	€2,486,943,546
Pound Sterling(5)(*)
£1,500,000,000	6.00%	98.565	August 4, 1998	August 4, 2028	£1,500,000,000	€1,929,756,851
£250,000,000	5.25%	99.476	July 29, 2004	December 7, 2034	£250,000,000	€321,626,142
£300,000,000	Floating	100.00	April 28, 2010	April 28, 2015	£300,000,000	€385,951,370
					£2,050,000,000	€2,637,334,363
Norwegian Kroner(6)(*)
NOK 2,000,000,000	4.34%	100.00	June 23, 2003	June 23, 2015	NOK 2,000,000,000	€246,335,756
					NOK 2,000,000,000	€246,335,756
Japanese Yen(7)(*)
¥125,000,000,000	5.50%	100.00	December 15, 1994	December 15, 2014	¥125,000,000,000	€905,075,664
¥125,000,000,000	4.50%	100.00	June 8, 1995	June 8, 2015	¥125,000,000,000	€905,075,664
¥100,000,000,000	3.70%	100.00	November 14, 1996	November 14, 2016	¥100,000,000,000	€724,060,531
¥100,000,000,000	3.45%	99.80	March 24, 1997	March 24, 2017	¥100,000,000,000	€724,060,531
¥25,000,000,000	2.87%	100.00	May 18, 2006	May 18, 2036	¥25,000,000,000	€181,015,133
¥50,000,000,000	Floating	100.00	April 24, 2008	April 24, 2018	¥50,000,000,000	€362,030,265
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019	¥30,000,000,000	€217,218,159
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019	¥30,000,000,000	€217,218,159
					¥585,000,000,000	€4,235,754,109
Czech Koruna(8)(*)
CZK 2,490,000,000	4.36%	100.00	October 3, 2007	October 3, 2017	CZK 2,490,000,000	€90,545,455
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€90,545,455
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€90,545,455
					CZK 7,470,000,000	€271,636,365
TOTAL OUTSTANDING						€56,320,635,556

_________________________
(1)	U.S. dollar amounts have been converted into euro at $1.2583/€1.00, the exchange rate prevailing at September 30, 2014.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.

(4)	Swiss Franc amounts have been converted into euro at ChF1.2063/€1.00, the exchange rate prevailing at September 30, 2014.

(5)	Pounds Sterling amounts have been converted into euro at £0.7773/€1.00, the exchange rate prevailing at September 30, 2014.

(6)	Norwegian Kroner amounts have been converted into euro at NOK8.119/€1.00, the exchange rate prevailing at September 30, 2014.

(7)	Japanese Yen amounts have been converted into euro at ¥138.11/€1.00, the exchange rate prevailing at September 30, 2014.

(8)	Czech Koruna amounts have been converted into euro at CZK27.5/€1.00, the exchange rate prevailing at September 30, 2014.

(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.

Source: Ministry of Economy and Finance.

	As of September 30, 2014
Currency	Before Swap	After Swap
US Dollars	26.8%	3.2%
Euro(1)	55.7%	96.8%
Swiss Francs	4.4%	-
Pounds Sterling	4.7%	-
Norwegian Kroner	0.4%	-
Japanese Yen	7.5%	-
Czech Koruna	0.5%	-
Total External Bonds (in millions of Euro)	56,320.64	55,635.34
_________________________
(1)	Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.